Manulife Financial Corporation | 2016 Quarterly Report

Third Quarter Report

Three and nine months ended
September 30, 2016

Manulife | John Hancock

Manulife reports 3Q16 net income of $1.1 billion and core earnings of $1 billion, strong growth in Asia, and positive net flows in Wealth and Asset Management
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,117 million for the third quarter of 2016 ("3Q16"), fully diluted earnings per common share of $0.55 and return on common shareholders' equity ("ROE") of 11.1%, compared with $622 million, $0.30, and 6.5%, respectively, for the third quarter of 2015 ("3Q15"). The increase in net income attributed to shareholders was primarily due to investment-related experience gains recorded in 3Q16, compared with investment-related experience charges in 3Q15. For 3Q16, MFC generated core earnings of $996 million, diluted core earnings per common share of $0.49 and core return on common shareholders' equity ("Core ROE") of 9.8%, compared with $870 million, $0.43, and 9.2%, respectively, for 3Q15.
Year-to-date 2016 net income attributed to shareholders was $2,866 million, fully diluted earnings per common share was $1.40 and ROE was 9.7% compared with $1,945 million, $0.94 and 7.1%, respectively, for the same period in 2015. Year-to-date 2016 core earnings was $2,734 million, diluted core earnings per common share was $1.34 and Core ROE was 9.2% compared with $2,569 million, $1.27 and 9.5%, respectively, for the same period in 2015.
Donald Guloien, President and Chief Executive Officer, stated, "We delivered strong core earnings this quarter thanks to improved results across our operations which, combined with favourable markets and excellent returns from our investment portfolio, led to an increase in net income to above $1 billion."
"While we are pleased with these results, we continue to operate in a difficult macroeconomic environment and we remain focused on optimizing the performance of all of our businesses and on growing aggressively those which deliver the highest returns," added Mr. Guloien. "This quarter, we once again delivered strong growth in Asia and generated positive net flows in our wealth and asset management businesses around the world."
Steve Roder, Chief Financial Officer, said, "We achieved $297 million of broad-based investment gains, reflecting our high quality portfolio and disciplined approach to extending credit. With the strong investment results this quarter, we now have a cumulative gain for the year so far."
"We completed our annual review of actuarial methods and assumptions in the third quarter, resulting in a net reserve strengthening of $455 million. This amount included updates to policyholder assumptions across a number of products, including Long-Term Care in the U.S., as well as a charge of $313 million related to a proactive 10 basis point downward revision to our ultimate reinvestment rate assumptions," added Mr. Roder.

Manulife Financial Corporation – Third Quarter 2016

HOW OUR COMPANY PERFORMED
Profitability:
Reported net income attributed to shareholders of $1,117 million, up $495 million from 3Q15.
 The increase in net income attributed to shareholders largely reflected strong growth in core earnings (described below) and $297 million of investment-related experience gains in 3Q16 (compared with investment-related experience charges of $220 million in 3Q15). Net income in 3Q16 also reflected a $455 million charge to strengthen actuarial reserves and a $97 million charge to write-off an intangible asset related to our John Hancock Long-Term Care ("JH LTC") distribution network largely offset by the net gain of $414 million related to the direct impact of equity market and interest rates.
Generated core earnings of $996 million, up $126 million or 14% from 3Q15.
The increase in core earnings was driven by $17 million in core investment gains (compared with a charge of $51 million in 3Q15), in-force and new business growth in Asia, and improved policyholder experience due to the annual actuarial review, partially offset by higher interest expense as a result of recent debt issuances. Core earnings in 3Q16 included net policyholder experience charges of $20 million post-tax ($37 million pre-tax). Both 3Q16 and 3Q15 included a net benefit related to tax, reinsurance and other items.
Reported Core ROE of 9.8% compared with 9.2% in 3Q15.
The improvement in Core ROE reflects higher core earnings as described above, partially offset by higher average equity as a result of an increase in retained earnings and the strengthening of the U.S. dollar as compared with the Canadian dollar.
Generated investment-related experience gains of $297 million in 3Q16.
 The favourable investment-related experience was broad-based across our general fund investment portfolio and included gains related to fixed income reinvestment, higher than expected returns on our alternative long-duration assets and strong credit experience. On a year-to-date basis, investment-related experience gains were $17 million and therefore, in accordance with our definition of core earnings, we included this amount in 3Q16 core earnings. (See section G3 "Performance and Non-GAAP Measures" of our Third Quarter 2016 Report to Shareholders.)
Reported gains related to the direct impact of markets of $414 million in 3Q16.
 The reported gains in 3Q16 included $96 million related to equity markets, $218 million related to the direct impact of interest rates on the valuation of our policy liabilities primarily due to narrowing swap spreads, and realized gains of $255 million on the sale of available-for-sale ("AFS") bonds, partially offset by $155 million of charges related to actions to reduce our exposure to equity markets and interest rates. These actions included reducing the amount of equity investments that support long-term guarantee products and increasing interest rate hedges.
Strengthened reserves by $455 million (post-tax) following our annual review of actuarial methods and assumptions.
We completed our annual review of actuarial methods and assumptions, which resulted in a strengthening of our actuarial reserves and a decrease in net income attributed to shareholders of $455 million. The review included a $415 million net charge related to updating morbidity, mortality, lapse, future premium and tax cash flow assumptions on our JH LTC business and a charge of $313 million related to a proactive 10 basis point reduction to our ultimate reinvestment rate assumptions ahead of an expected update by the Actuarial Standards Board in 2017, partly offset by a net gain of $273 million related to other updates including policyholder experience assumptions in our U.S. Variable Annuity business. As the changes in assumptions took place as of the beginning of the quarter, there was a favourable impact on core earnings in 3Q16 of $35 million primarily related to the updates in JH LTC policyholder experience.
Growth:
Generated net flows of $2.7 billion in our wealth and asset management ("WAM") businesses in 3Q16, down $1.8 billion compared with $4.5 billion in 3Q15.
3Q16 marked the 27th consecutive quarter of positive net flows in our WAM businesses. Strong net flows in Canada, U.S. pensions and Asia were partially offset by net outflows in Manulife Asset Management ("MAM"), due to the inherent variability in the institutional advisory business, as well as net outflows in U.S. mutual funds which were negatively impacted by year-to-date underperformance in a few key funds and customers' reduced appetite for actively-managed solutions.

Generated gross flows of $27.4 billion in our WAM businesses in 3Q16, up 6% compared with 3Q15.
Gross flows in the U.S. declined 2% as robust mid-market sales in our pension business only partially offset a decline in mutual fund sales. In Canada, gross flows increased 9% driven by mutual fund sales reflecting our strong product line-up and successful sales campaigns. In Asia, gross flows nearly doubled due to money market fund subscriptions in mainland China, record pension sales in Hong Kong, and improved mutual fund sales in Indonesia.

Manulife Financial Corporation – Third Quarter 2016

Achieved insurance sales of $1.0 billion in 3Q16, an increase of 20% compared with 3Q15.
 Record Asia insurance sales increased 28%, driven by double digit growth in most territories, and strong contributions from the DBS Bank Ltd ("DBS") partnership. Canadian insurance sales increased 27% reflecting the inherent variability in group benefits sales. U.S. insurance sales declined 13% as a result of heightened competition and the market's focus on products with guarantee features that we have de-emphasized.
Delivered Other Wealth sales of $2.0 billion in 3Q16, in line with 3Q15.
Other Wealth sales in Asia increased 7%, driven by recent product launches and distribution expansion. In Canada, Other Wealth sales were down 8% due to previous changes to our higher risk segregated fund products, including repricing.

Generated new business value ("NBV") of $300 million in 3Q16, up 5% from 3Q15.
 The increase in NBV was driven by strong growth in Asia. In Asia, NBV increased 18% to $256 million, driven primarily by strong annualized premium equivalent ("APE") sales, partially offset by lower interest rates.
Reported Core EBITDA1 from our WAM businesses of $288 million, down 8% from 3Q15.
The decrease in Core EBITDA primarily reflects strategic investments to optimize our operational infrastructure and to expand our distribution reach in Europe and Asia, partially offset by higher fee income on higher asset levels.

Achieved total assets under management and administration ("AUMA") of $966 billion as at September 30, 2016.
Assets under management and administration increased 9% from September 30, 2015. WAM AUMA as at September 30, 2016 increased 11% from September 30, 2015 to $525 billion, driven by investment returns and positive net flows.
Financial Strength:
Reported a strong Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of 234% for The Manufacturers Life Insurance Company ("MLI") as at September 30, 2016.
The 2 percentage point decrease from the prior quarter was primarily related to an increase in required capital driven by alternative long-duration assets.

Reported a financial leverage ratio of 29.3% at September 30, 2016.
Our financial leverage decreased 40 basis points from June 30, 2016 reflecting an increase in equity due to the strong earnings growth.

HOW OUR BUSINESSES PERFORMED
Asia Division
Business highlights:
In Asia, we delivered the 10th consecutive quarter of APE sales growth with volumes up 28% compared with 3Q15, setting a new record. We also achieved a record quarter of gross flows in our Hong Kong pension business. We continued to expand our innovative solutions to additional markets during the quarter with the roll-out of our award-winning2 ManulifeMOVE wellness program to mainland China. On November 1, 2016, we commenced our 15-year Mandatory Provident Fund distribution partnership with Standard Chartered Bank in Hong Kong and closed the related acquisition.
Earnings3:
Net income attributed to shareholders was US$430 million in 3Q16 compared with US$84 million in 3Q15; core earnings was US$302 million compared with US$258 million in 3Q15 and items excluded from core earnings were a net gain of US$128 million, primarily related to the direct impact of equity markets and interest rates, compared with a net charge of US$174 million in 3Q15.
Core earnings of US$302 million in 3Q16 increased 13% compared with 3Q15 after adjusting for costs arising from expansion of the dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The increase in core earnings was driven by solid growth of in-force business and continued strong growth in new business volumes, partially offset by lower favourable policyholder experience and the impact of declining interest rates.

[1]	Core earnings before interest, taxes, depreciation and amortization.
[2]	"Best Integrated Social Campaign" at the 2016 Silver Bowl Awards from the global Life Insurance and Market Research Association (LIMRA).
[3]
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the presentation currency of the division.

Manulife Financial Corporation – Third Quarter 2016

Year-to-date net income attributed to shareholders was US$540 million in 2016 compared with US$558 million in 2015. Year-to-date core earnings increased by 15% compared with the same period in 2015 after adjusting for the increased dynamic hedging costs and the impact of changes in foreign currency rates noted above. This increase reflects similar factors as described above for 3Q16 as well as gains in 1Q16 related to two separate reinsurance treaties.
Sales:
APE sales in 3Q16 were US$663 million, 28% higher than 3Q15. We achieved double digit growth in most territories contributing to record APE sales for the division and for a number of territories. Contributing to the increase were insurance sales of US$525 million and other wealth APE sales of US$138 million, up 28% and 29% from 3Q15, respectively. Year-to-date APE sales in 2016 of US$1,880 million were 36% higher than in 2015. (Percentages quoted below are for 3Q16 compared with 3Q15, unless stated otherwise.)
•	Japan APE sales in 3Q16 of US$277 million were in line with 3Q15 as sales continued to be impacted by our pricing actions in response to declines in interest rates.
•	Hong Kong APE sales in 3Q16 were US$121 million, an increase of 20% as a result of our bancassurance partnership with DBS that augmented robust performance in other channels.
•
Asia Other (excludes Japan and Hong Kong) APE sales in 3Q16 almost doubled to US$265 million. Singapore and Indonesia experienced growth of 208% and 122%, respectively, and we reported record sales in Indonesia, Philippines and Vietnam reflecting strong performance in both bank and agency channels. Sales in the bancassurance channel increased 302% compared with 3Q15 and 108% excluding sales from our exclusive partnership with DBS that commenced in 2016.

WAM gross flows of US$3.5 billion in 3Q16 were 90% higher than 3Q15. We reported net flows in 3Q16 of US$1.0 billion, up US$3.3 billion from 3Q15. Year-to-date gross flows of US$9.5 billion were at similar levels as prior year and net flows of US$2.5 billion were US$1.5 billion higher than the same period in 2015.
•	Japan gross flows in 3Q16 of US$28 million decreased 66%, impacted by lower mutual fund sales as a result of negative market sentiment.
•	Hong Kong gross flows in 3Q16 of US$688 million increased 4%, reflecting both pension and mutual fund sales growth.
•	Asia Other gross flows of US$2.8 billion increased 152% driven by strong mutual fund sales in mainland China and renewed positive market sentiment in Indonesia.
New Business Value:
New business value ("NBV") in 3Q16 was US$196 million, representing an 18% increase compared with 3Q15, driven by strong APE sales, offset by the impact of lower interest rates and other factors. Year-to-date NBV of US$533 million was 40% higher than the same period in 2015.
•	Japan NBV in 3Q16 of US$79 million increased 7% as a result of improved margins from pricing actions noted above and favourable product mix, partially offset by the impact of lower interest rates.
•	Hong Kong NBV in 3Q16 of US$63 million decreased 12% as higher insurance sales were offset by the impact of lower interest rates and expenses from continued investment in our business.
•	Asia Other NBV in 3Q16 of US$54 million increased 160% as a result of increased sales and management actions to improve margins.
Canadian Division
Business highlights:
In Canada, we continued to deliver strong WAM gross flows driven by the performance of our mutual fund line-up and successful sales campaigns. Additionally, our net flows exceeded those of the majority of our competitors in the mutual fund industry1. We also reported higher overall insurance sales in 3Q16, resulting primarily from the inherent variability in the large-case Group Benefits segment. We launched Manulife Vitality, an innovative approach to life insurance, whereby customers earn rewards for living a healthy life, and we launched Retirement Redefined, a new holistic retirement planning platform that helps customers develop a personalized vision of life after retirement.

[1]	As reported by the Investment Funds Institute of Canada, for the 12-month period ended September 30, 2016.

Manulife Financial Corporation – Third Quarter 2016

Earnings1:
Canadian Division's 3Q16 net income attributed to shareholders was $435 million compared with $276 million in 3Q15; core earnings was $354 million compared with $336 million in 3Q15; and items excluded from core earnings were a net gain of $81 million in 3Q16 compared with a net charge of $60 million in 3Q15. The $18 million increase in core earnings reflected improved policyholder experience and gains on reinsurance treaty recaptures in 3Q16. The remaining change in net income was primarily due to investment-related experience gains of $35 million in 3Q16 compared with charges of $144 million in 3Q15.
Year-to-date net income attributed to shareholders in 2016 was $1,394 million compared with $584 million in 2015; core earnings was $1,025 million compared with $900 million for the same period in 2015. The $125 million increase in core earnings was primarily due to improved policyholder experience.
Sales:
WAM gross flows in 3Q16 were $4.6 billion, an increase of 9% compared with 3Q15. This increase was driven by strong growth in the mutual fund business partially offset by normal variability in the large-case segment in Group Retirement Solutions ("GRS"). Year-to-date gross flows were $13.0 billion, an increase of $0.4 billion or 3% over the same period in 2015. WAM net flows in 3Q16 were $1.3 billion, a decrease of 15% compared with 3Q15 due to higher mutual fund redemptions and lower group retirement gross flows. Assets under management for our WAM businesses reached $109.5 billion at September 30, 2016, up 13% compared with September 30, 2015, driven by positive net flows over the 12 month period of $4.2 billion and favourable equity markets.
•	Mutual Fund gross flows in 3Q16 of $2.7 billion increased $0.7 billion or 37% compared with 3Q15, driven by successful sales campaigns and strong performance by our top-selling mutual funds.
•	GRS gross flows of $1.9 billion in 3Q16 were 16% lower compared with 3Q15.
Other Wealth sales in 3Q16 of $719 million were $62 million or 8% lower compared with 3Q15 and year-to-date sales of $2,479 million were $262 million or 10% lower compared with the same period in 2015. These decreases were due to changes in our higher risk segregated fund products earlier this year, including repricing.
•	Segregated Fund Product[2] sales in 3Q16 were $559 million, a decrease of 11% compared with 3Q15.
•	Fixed Product sales in 3Q16 were $160 million, an increase of 5% compared with 3Q15, reflecting product enhancements.

Manulife Bank net lending assets of $19.5 billion as at September 30, 2016, were in line with September 30, 2015 as growth continued to be impacted by intense competition in the residential mortgage market.
Insurance sales in 3Q16 of $181 million increased by 27% compared with 3Q15. This increase was driven by variability in the large-case Group Benefits segment and increased Retail Insurance universal life sales. Year-to-date sales were $456 million, 13% below the prior year period due to large-case variability in Group Benefits.
•	Retail Insurance sales in 3Q16 of $53 million increased 13% compared with 3Q15 driven by higher universal life sales in anticipation of regulatory changes.
•	Institutional Markets sales in 3Q16 of $128 million increased 35% compared with 3Q15 primarily due to variability in the large-case segment.
U.S. Division
Business highlights:
In the U.S., we delivered solid gross and net flows in our pension business, reflecting our momentum in the mid-market and the addition of a record-size plan covering more than 12,000 union-affiliated customers.3 Our mutual fund flows were negatively impacted by year-to-date underperformance in a few key funds and customers' reduced appetite for actively-managed solutions, a trend seen across the industry. The impact of this trend was partially offset by the building momentum in our differentiated exchange traded funds ("ETF's"). During the quarter, we expanded our wealth management offering with the launch of "My Portfolio", a personalized web-based financial advice and investment management product for individual investors.

[1]	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
[2]	Segregated fund products include guarantees. These products are also referred to as variable annuities.
[3]	Record based on dollars of sale.

Manulife Financial Corporation – Third Quarter 2016

In response to industry trends and stagnant consumer demand, we are also announcing that we will discontinue new sales of our stand-alone individual long-term care product. This decision will not have a material impact on our on-going earnings.1  We are committed to serving our existing customers and honoring our obligations to our over 1.2 million long-term care policyholders. We intend to continue to offer long-term care coverage as an accelerated benefit rider to our wide range of life insurance products, as this has become an increasingly popular alternative to stand-alone long-term care insurance policies in recent years.
Earnings2:
Net income attributed to shareholders was US$428 million compared with US$387 million in 3Q15; core earnings was US$302 million compared with US$286 million in 3Q15; and items excluded from core earnings were a net gain of US$126 million in 3Q16 compared with a net gain of US$101 million in 3Q15.
The US$16 million increase in core earnings reflected the favourable impact of changes in actuarial methods and assumptions on policyholder experience gains/losses and lower amortization of deferred acquisition costs on in-force variable annuity business; partially offset by the impact of lower John Hancock Insurance ("JH Insurance") sales and lower tax benefits. The favourable variance of US$25 million in items excluded from core earnings related to investment-related experience gains in 3Q16 compared with losses in 3Q15, partially offset by the write-off of an intangible asset related to JH LTC's distribution network and less favourable market-related impacts.
Year-to-date net income attributed to shareholders was US$920 million compared with US$897 million for the same period in 2015 and included core earnings of US$865 million, a US$36 million decrease from the same period in 2015. The drivers of the core earnings variance were consistent with 3Q16 as well as lower fee income in WAM businesses attributable to the impact of market volatility and shifts in business mix, and adverse policyholder experience in JH LTC in the first two quarters of 2016.
Sales:
WAM gross flows in 3Q16 were US$12.8 billion, a decrease of 2% compared with 3Q15, due to a 23% decline in mutual fund gross flows, partially offset by a 30% increase in pension gross flows. Net flows were US$652 million for the quarter and US$754 million year-to-date, compared with US$3.4 billion and US$6.7 billion in the prior periods, respectively. The decline relates to reasons outlined in the business highlights above. Year-to-date gross flows of US$37.2 billion increased 10% compared with the prior year period.
•
JH Investments 3Q16 gross flows of US$6.0 billion decreased 23% compared with 3Q15 primarily due to the non-recurrence of large institutional allocations that occurred in the prior year (excluding the impact of institutional allocations, the decrease would have been 6%). Net outflows of US$541 million compared with net inflows of US$3.3 billion in 3Q15, with the decrease due to lower gross flows along with the continued shift of industry flows from active to passive management and year-to-date underperformance in some of our key funds. Assets under management at September 30, 2016 increased 10% from September 30, 2015 to a record US$87.2 billion. Our 12-month trailing organic growth rate through September 2016 was 2.1% compared with an industry decline of 1.2%.[3]

•
JH Retirement Plan Services 3Q16 gross flows were a record US$6.8 billion, up 30% compared with 3Q15, primarily driven by mid-market sales, which included a record-size plan[4], and strong ongoing contributions in both the small case and mid-market segments. Net flows were US$1.2 billion compared with net flows of US$137 million in the prior year period. The increase in net flows was driven by strong gross flows partially offset by the loss of several large plans.

Insurance sales in 3Q16 of US$110 million decreased 13% compared with 3Q15, and on a year-to-date basis, sales of US$339 million decreased 6% compared with the same period in 2015.
•
JH Life sales in 3Q16 of US$102 million decreased 11% compared with 3Q15, reflecting an industry trend of reverting back towards sales of products with guarantee features which we have purposely de-emphasized in our product portfolio, partially offset by strong sales of Term and International Life products.

•	JH LTC 3Q16 sales of US$8 million decreased 33% compared with 3Q15, reflecting lower sales across all products.

[1]	See "Caution regarding forward-looking statements" below.
[2]
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the functional currency of the division.

[3]
Source:  Strategic Insight:  ICI Confidential. Direct Sold mutual funds, fund-of-funds and ETF's are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through September 2016.

[4]	Record based on dollars of sale.

Manulife Financial Corporation – Third Quarter 2016

Corporate and Other
Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division's external asset management business; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
Corporate and Other reported a net loss attributed to shareholders of $438 million in 3Q16 compared with a net loss of $272 million in 3Q15. The increased net loss was due to higher charges related to the annual review of actuarial methods and assumptions. The net loss in 3Q16 consisted of a core loss of $146 million (3Q15 – core loss of $179 million) and items excluded from core loss amounted to charges of $292 million (3Q15 – charges of $93 million). The $33 million favourable variance in core loss related to the $68 million increase in investment-related experience reported in core earnings, partially offset by the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars, and higher interest expense due to recent debt issuances.
On a year-to-date basis the net loss attributed to shareholders was $445 million in 2016 compared with a net loss of $472 million for the same period in 2015. The year-to-date core loss was $542 million compared with $365 million in 2015 reflecting $73 million of higher expected macro hedging costs, and other items consistent with the drivers described above. Items excluded from core loss were a net gain of $97 million in 2016 compared with a net charge of $107 million in 2015.

Manulife Financial Corporation – Third Quarter 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management's Discussion and Analysis ("MD&A") is current as of November 10, 2016, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016 and the MD&A and audited consolidated financial statements contained in our 2015 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2015 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2015 Annual Report, and the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.

Contents

A.	OVERVIEW	E.	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Regulatory update
2.	Sales	2.	Variable annuity and segregated fund guarantees
3.	Capital related items	3.	Caution related to sensitivities
4.	Other item	4.	Publicly traded equity performance risk
		5.	Interest rate and spread risk
B.	FINANCIAL HIGHLIGHTS	6.	Alternative long-duration asset ("ALDA") performance risk
1.	Third quarter earnings analysis
2.	Revenue	F.	ACCOUNTING MATTERS AND CONTROLS
3.	Premiums and deposits	1.	Critical accounting and actuarial policies
4.	Assets under management and administration	2.	Actuarial methods and assumptions
5.	Capital	3.	Sensitivity of policy liabilities to updates and assumptions
6.	Impact of fair value accounting	4.	Accounting and reporting changes
7.	Impact of foreign currency exchange rates	5.	Quarterly financial information
		6.	Other
C.	PERFORMANCE BY DIVISION
1.	Asia	G.	OTHER
2.	Canadian	1.	Quarterly dividend
3.	U.S.	2.	Outstanding shares - selected information
4.	Corporate and Other	3.	Performance and Non-GAAP Measures
		4.	Caution regarding forward-looking statements
D.	PERFORMANCE BY BUSINESS LINE
1.	Additional information for Wealth and Asset Management
2.	Additional information by business line

Manulife Financial Corporation – Third Quarter 2016

A OVERVIEW
A1	Earnings
In the third quarter of 2016 ("3Q16"), Manulife's net income attributed to shareholders was $1,117 million, fully diluted earnings per common share was $0.55 and return on common shareholders' equity ("ROE") was 11.1%, compared with $622 million, $0.30, and 6.5%, respectively, for the third quarter of 2015 ("3Q15").The increase in net income attributed to shareholders largely reflects strong growth in core earnings1 (described below) and $297 million of investment-related experience gains compared with investment-related experience charges of $220 million in 3Q15. Net income attributed to shareholders in 3Q16 also reflected a $455 million charge to strengthen actuarial reserves following our annual review and a $97 million charge to write-off an intangible asset related to our John Hancock Long-Term Care ("JH LTC") distribution network by the net gain of $414 million related to the direct impact equity market and interest rates.
Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $996 million in 3Q16 compared with $870 million in 3Q15, and items excluded from core earnings, which netted to gains of $121 million in 3Q16 compared with charges of $248 million in 3Q15.
Core earnings increased $126 million, of which $68 million related to investment-related experience (gains in 3Q16 of $17 million versus charges in 3Q15 of $51 million). The remaining $58 million increase consisted of new business and in-force growth in Asia, and improved policyholder experience due to updated actuarial methods and assumptions, partially offset by higher interest expense as a result of recent debt issuances. Core earnings in 3Q16 included net policyholder experience charges of $20 million post-tax ($37 million pre-tax). Both 3Q16 and 3Q15 included net favourable items related to tax, reinsurance and other items.
Items excluded from core earnings increased $369 million primarily due to the turn-around in investment-related experience (gains in 3Q16 of $280 million versus charges in 3Q15 of $169 million). Items excluded from core earnings in 3Q16 also comprised gains of $414 million related to the direct impact of markets, charges of $455 million for the annual review of actuarial methods and assumptions and a charge of $97 million related to the impairment of an intangible asset as a result of reductions in JH LTC new business.
•
Investment-related experience in 3Q16 was broad-based across our general fund investment portfolio and included gains related to fixed income reinvestment, higher than expected returns on our alternative long-duration assets and strong credit experience. On a year-to-date basis, investment-related experience gains were $17 million and therefore, in accordance with our definition of core earnings, we included this amount in 3Q16 core earnings. (See section G3 "Performance and Non-GAAP Measures").

•
The direct impact of markets in 3Q16 consisted of $96 million related to equity markets, $218 million related to the direct impact of interest rates on the valuation of our policy liabilities, primarily due to narrowing swap spreads, and realized gains on the sale of available-for-sale ("AFS") bonds of $255 million, partially offset by $155 million of charges related to actions to reduce our exposure to equity markets and interest rates. These actions included reducing the amount of equity investments that support long-term guarantee products and increasing interest rate hedges.

•
The annual review of actuarial methods and assumptions included a $415 million net charge related to updating morbidity, mortality, lapse, future premium and tax cash flow assumptions on our JH LTC business and a charge of $313 million related to reducing ultimate reinvestment rate ("URR") assumptions, partly offset by a net gain of $273 million related to other updates including policyholder experience assumptions on our U.S. Variable Annuity business.  As the changes in assumptions took place as of the beginning of the quarter, there was a favourable impact on core earnings in 3Q16 of $35 million primarily related to the updates in JH LTC policyholder experience.

Net income attributed to shareholders for the 9 months ended September 30, 2016 was $2,866 million compared with $1,945 million for the 9 months ended September 30, 2015 and year-to-date core earnings in 2016 was $2,734 million compared with $2,569 million in 2015. Of the $921 million increase in net income, $782 million related to the direct impact of equity markets and interest rates (gains in year-to-date 2016 compared with a small loss for the same period of 2015) and $165 million related to the increase in core earnings.

1 This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2016

A2	Sales
Insurance sales1 were $1,010 million in 3Q16, an increase of 20%2 compared with 3Q15. Asia insurance sales increased 28%, driven by double digit growth in most territories, and strong contributions from the DBS Bank Ltd partnership. Canadian insurance sales increased 27% as a result of the inherent variability in group benefits sales. U.S. insurance sales declined 13% as a result of heightened competition and the market's focus on products with guarantee features that we have de-emphasized.

Wealth and Asset Management ("WAM") net flows1 were $2.7 billion in 3Q16 compared with $4.5 billion in 3Q15 and gross flows were $27.4 billion in 3Q16 compared with $25.9 billion in 3Q15.

•
In 3Q16, strong net flows in Canada, U.S. pensions and Asia were partially offset by net outflows in Manulife Asset Management ("MAM"), due to the inherent variability in the institutional advisory business, as well as net outflows in U.S. mutual funds which were negatively impacted by year-to-date underperformance in a few key funds and customers' reduced appetite for actively managed solutions.

•
The 6% increase in gross flows was driven by Asia and Canada. U.S. gross flows declined 2% as robust mid-market sales in our pension business only partially offset a decline in mutual fund sales. In Canada, gross flows increased 9% driven by mutual fund sales reflecting our strong product line-up and successful sales campaigns. In Asia, gross flows nearly doubled due to money market fund subscriptions in mainland China, record pension sales in Hong Kong, and improved mutual fund sales in Indonesia.

Other Wealth sales1 were $2.0 billion in 3Q16, in line2 with the $1.8 billion reported in 3Q15. Other Wealth sales in Asia increased 7%, driven by recent product launches and distribution expansion. In Canada, Other Wealth sales were down 8% due to previous changes to our higher risk segregated fund products, including repricing.
A3	Capital related items
The Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio for The Manufacturers Life Insurance Company ("MLI") was 234% as at September 30, 2016 compared with 236% as at June 30, 2016 and 226% as at September 30, 2015. The increase was primarily due to capital issuances, partially offset by growth in capital requirements. MFC's MCCSR ratio was 205% as at September 30, 2016. The difference between the MLI and MFC ratios was largely due to the $5.4 billion of MFC senior debt outstanding that, under OSFI rules, does not qualify as available capital at the MFC level.
MFC's financial leverage ratio at September 30, 2016 was 29.3%, a decrease of 40 basis points from June 30, 2016, reflecting an increase in equity due to strong earnings growth. The ratio increased 6.6 percentage points from September 30, 2015, reflecting the capital issuances noted above.
A4	Other item
In response to industry trends and stagnant consumer demand, we announced that we will discontinue new sales of our stand-alone individual long-term care product. This decision will not have a material impact on our on-going earnings. We are committed to serving our existing customers and honoring our obligations to our over 1.2 million long-term care policyholders. We intend to continue to offer long-term care coverage as an accelerated benefit rider to our wide range of life insurance products, as this has become an increasingly popular alternative to stand-alone long-term care insurance policies in recent years.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2016

B FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	3Q16	2Q16	3Q15	2016	2015
Net income attributed to shareholders	$1,117	$704	$622	$2,866	$1,945
Preferred share dividends	(34)	(37)	(29)	(100)	(87)
Common shareholders' net income	$1,083	$667	$593	$2,766	$1,858
Core earnings(1)	$996	$833	$870	$2,734	$2,569
Basic earnings per common share ($)	$0.55	$0.34	$0.30	$1.40	$0.95
Diluted earnings per common share ($)	$0.55	$0.34	$0.30	$1.40	$0.94
Diluted core earnings per common share ($)(1)	$0.49	$0.40	$0.43	$1.34	$1.27
Return on common shareholders' equity ("ROE")	11.1%	7.1%	6.5%	9.7%	7.1%
Core ROE(1)	9.8%	8.4%	9.2%	9.2%	9.5%
Sales(1) Insurance products	$1,010	$914	$803	$2,878	$2,353
Wealth and Asset Management gross flows(1)	$27,418	$26,644	$25,862	$82,290	$83,597
Wealth and Asset Management net flows(1)	$2,694	$4,822	$4,514	$9,192	$25,639
Other Wealth products	$2,038	$2,000	$1,845	$6,422	$5,385
Premiums and deposits(1) Insurance products	$8,347	$8,422	$7,476	$24,955	$21,750
Wealth and Asset Management products	$27,418	$26,644	$25,862	$82,290	$83,597
Other Wealth products	$1,476	$1,712	$1,595	$4,629	$4,755
Corporate and Other	$22	$21	$24	$65	$64
Assets under management and administration ($ billions)(1)	$966	$934	$888	$966	$888
Capital ($ billions)(1)	$51.8	$50.9	$47.9	$51.8	$47.9
MLI's MCCSR ratio	234%	236%	226%	234%	226%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

B1	Third quarter earnings analysis
The table below reconciles net income attributed to shareholders to core earnings.
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q16	2Q16	3Q15	2016	2015
Core earnings(1)
Asia Division	$394	$342	$338	$1,107	$900
Canadian Division	354	333	336	1,025	900
U.S. Division	394	361	375	1,144	1,134
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(102)	(125)	(66)	(334)	(213)
Expected cost of macro hedges(2)	(61)	(78)	(62)	(225)	(152)
Investment-related experience in core earnings(3)	17	-	(51)	17	-
Core earnings	$996	$833	$870	$2,734	$2,569
Investment-related experience outside of core earnings(3)	280	60	(169)	-	(169)
Core earnings and investment-related experience in excess of amounts included in core earnings	$1,276	$893	$701	$2,734	$$2,400
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	414	(170)	232	718	(64)
Changes in actuarial methods and assumptions	(455)	-	(285)	(443)	(354)
Integration and acquisition costs	(23)	(19)	(26)	(56)	(110)
Tax and other items	(95)	-	-	(87)	73
Net income attributed to shareholders	$1,117	$704	$622	$2,866	$1,945

Manulife Financial Corporation – Third Quarter 2016

(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(2)
Actual market performance differed from our valuation assumptions in 3Q16, which resulted in a macro hedge experience loss of $109 million. This loss is included in the direct impact of equity markets and interest rates and variable annuity liabilities below.

(3)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures") includes up to $400 million of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of AFS bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q16	2Q16	3Q15	2016	2015
Direct impact of equity markets and variable annuity guarantee liabilities	$96	$(97)	$(419)	$(151)	$(376)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	218	(113)	647	512	298
Sale of AFS bonds and derivative positions in the Corporate and Other segment	255	40	4	512	14
Risk reduction related items(1)	(155)	-	-	(155)	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$414	$(170)	$232	$718	$(64)
(1)
The risk reduction actions in 3Q16 included selling equity investments supporting our products with guarantee features and increasing the amount of interest rate hedges. The sale of equity investments resulted in a decrease in our underlying earnings sensitivity before hedging and also reduced the amount of hedging instruments used in the macro hedging program (see section E4 "Publically traded equity performance risk" below).

B2	Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q16	2Q16	3Q15	2016	2015
Net premium income	$7,197	$6,706	$6,233	$20,631	$17,213
Investment income	3,568	3,213	2,708	10,081	8,566
Other revenue	2,921	2,794	2,487	8,544	7,404
Revenue before items noted below	$13,686	$12,713	$11,428	$39,256	$33,183
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	771	7,922	3,672	17,555	(1,146)
Premiums ceded, net of ceded commissions and additional consideration relating to Closed Block reinsurance transaction	-	-	(7,996)	-	(7,996)
Total revenue	$14,457	$20,635	$7,104	$56,811	$24,041

Total revenue in 3Q16 was $14.5 billion compared with $7.1 billion in 3Q15. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see section B6 "Impact of fair value accounting" below). Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C "Performance by Division". In 3Q15, total revenue was also impacted by the completion of the reinsurance of John Hancock's closed block of participating policies ("Closed Block"), where we reported a net reinsurance premium of $8.0 billion. (The net reinsurance premium was fully offset by an increase in the change in reinsurance assets on the Statement of Income).
3Q16 revenue before net realized and unrealized gains (losses) on assets and before premiums ceded under the Closed Block transaction, increased $2.3 billion compared with 3Q15, primarily due to business growth.
Net realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedging program declined $2.9 billion to a gain of $0.8 billion in 3Q16 compared with a gain of $3.7 billion in 3Q15.
The variance of 3Q16 compared with 3Q15 was primarily due to the impact of the decline in interest rates on the fair value of the fixed income investments in 3Q15.

Manulife Financial Corporation – Third Quarter 2016

On a year-to-date basis, revenue before net realized and unrealized gains (losses) and premiums ceded under the Closed Block transaction increased $6.1 billion for the same reasons noted above. Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were a gain of $17.6 billion for year-to-date 2016 compared with a loss of $1.1 billion in 2015. The impact of lower U.S. risk free interest rates and lower North American swap rates primarily accounted for the gain in year-to-date 2016, whereas the loss in year-to-date 2015 resulted from the impact of higher interest rates in 2Q15 which more than offset the gains from the general decline in interest rates in both 3Q15 and 1Q15.
B3	Premiums and deposits
Premiums and deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting. Premiums and deposits for insurance products were $8.3 billion in 3Q16, an increase of 9%1 compared with 3Q15. Year-to-date premiums and deposits were $25.0 billion in 2016 compared with $21.8 billion in 2015.
Deposits for WAM products were $27.4 billion in 3Q16, an increase of $1.6 billion, or 6%, compared with 3Q15. Year-to-date deposits were $82.3 billion in 2016 compared with $83.6 billion in 2015.
Premiums and deposits for Other Wealth products were $1.5 billion in 3Q16, a decrease of $0.1 billion, or 9%, compared with 3Q15. Year-to-date premiums and deposits were $4.6 billion in 2016 compared with $4.8 billion in 2015.
B4	Assets under management and administration
Assets under management and administration ("AUMA") as at September 30, 2016 were $966 billion, an increase of $78 billion, or 9%1, compared with September 30, 2015. WAM AUMA increased 11% from the prior year to $525 billion, driven by investment returns and positive net flows.
B5	Capital
MFC's total capital as at September 30, 2016 was $51.8 billion, an increase of $0.9 billion from June 30, 2016 and an increase of $3.9 billion from September 30, 2015. The increase from September 30, 2015 was primarily driven by net income over the last 12 months and net capital issuances. As noted in section A3 above, MLI's MCCSR ratio was 234% at September 30, 2016.
B6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 3Q16 experience).
Net realized and unrealized gains reported in investment income were $0.8 billion for 3Q16 (3Q15 – $3.7 billion) as noted above in section B2 "Revenue".
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2015 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

[1]
Percentage growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2016

B7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates, primarily the Japanese Yen compared with the Canadian dollar for 3Q16 compared with 3Q15 and the U.S. dollar and Japanese Yen compared with the Canadian dollar for year-to-date 2016 compared with year-to-date 2015, had a favourable impact on core earnings of approximately $22 million in 3Q16 compared with 3Q15 and $139 million for year-to-date 2016 compared with year-to-date 2015. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. As applicable, each line item on our financial statements has been impacted by changes in foreign currency exchange rates.
C PERFORMANCE BY DIVISION
C1	Asia Division
($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	3Q16	2Q16	3Q15	2016	2015
Net income attributed to shareholders	$561	$28	$111	$710	$696
Core earnings(1)	394	342	338	1,107	900
Revenue	4,665	5,485	3,230	16,517	9,272
Revenue before realized and unrealized investment income gains and losses(2)	4,866	4,557	3,866	14,225	10,211
Premiums and deposits	9,222	8,729	5,965	25,982	21,511
Assets under management ($ billions)	121.7	114.2	97.0	121.7	97.0
U.S. dollars
Net income attributed to shareholders	US$ 430	US$ 22	US$ 84	US$ 540	US$ 558
Core earnings	302	266	258	838	713
Revenue	3,572	4,255	2,467	12,465	7,357
Revenue before realized and unrealized investment income gains and losses	3,727	3,533	2,953	10,759	8,091
Premiums and deposits	7,064	6,772	4,558	19,688	17,157
Assets under management ($ billions)	92.8	87.7	72.4	92.8	72.4
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See B6 "Impact of fair value accounting".

Asia Division's net income attributed to shareholders was $561 million in 3Q16 compared with $111 million in 3Q15. Net income attributed to shareholders is comprised of core earnings, which was $394 million in 3Q16 compared with $338 million in 3Q15, and items excluded from core earnings, which amounted to a net gain of $167 million in 3Q16 compared with a net charge of $227 million in 3Q15.
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$430 million in 3Q16 compared with US$84 million for 3Q15 and core earnings were US$302 million in 3Q16 compared with US$258 million in 3Q15. Items excluded from core earnings were a net gain of US$128 million for 3Q16 compared with a net charge of US$174 million in 3Q15.
Core earnings in 3Q16 increased 13% compared with 3Q15 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The growth in core earnings was driven by solid growth from in-force business and continued strong growth in new business volumes, partially offset by less favourable policyholder experience and the impact of declining interest rates.
Year-to-date net income attributed to shareholders was US$540 million in 2016 compared with US$558 million in 2015. Year-to-date core earnings after adjusting for the increased dynamic hedging costs, noted above, and the impact of changes in foreign currency rates increased by US$112 million in 2016 compared with the same period in 2015. The increase reflects similar factors as described above for the current quarter as well as gains in 1Q16 related to two separate reinsurance treaties. The increase in core earnings expressed in U.S. dollars was mostly offset by the unfavourable change in the direct impact of equity markets and interest rates. In Canadian dollars, year-to-date net income attributed to shareholders increased by $14 million to $710 million and year-to-date core earnings increased by $207 million to $1,107 million due to the factors above, and reflected a net $90 million favourable impact due to changes in foreign currency rates versus the Canadian dollar.

Manulife Financial Corporation – Third Quarter 2016

Revenue of US$3.6 billion in 3Q16 increased 45% compared with 3Q15. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$3.7 billion, an increase of 26% compared with 3Q15 driven by strong growth in sales over the past 12 months along with stable in-force growth, notably in Hong Kong, Japan and Singapore. Year-to-date revenue was US$12.5 billion in 2016 compared with US$7.4 billion in 2015.
Premiums and deposits of US$7.1 billion in 3Q16 increased 47% compared with 3Q15. Premiums and deposits for insurance products of US$2.5 billion increased 26% driven by growth in insurance sales, expanded distribution channels, and solid recurring premium growth from in-force business. WAM deposits of US$3.5 billion in 3Q16 increased 90% compared with 3Q15, primarily driven by a recovery in mutual fund sales in mainland China coupled with solid pension deposits growth in Hong Kong. Other Wealth premiums and deposits in 3Q16 of US$1.0 billion increased by 8% compared with 3Q15, driven by new product launches, expanded distribution reach and improved market performance which boosted single premium unit-linked product sales. Year-to-date premiums and deposits were US$19.7 billion in 2016, an increase of 15% compared with 2015.
Assets under management were US$92.8 billion as at September 30, 2016, an increase of 21% from September 30, 2015, driven by strong net customer inflows of US$11.8 billion, with all lines of business contributing to the increase, as well as net investment results over the past 12 months.
C2	Canadian Division
	Quarterly results			YTD Results
($ millions, unless otherwise stated)	3Q16	2Q16	3Q15	2016	2015
Net income (loss) attributed to shareholders	$435	$359	$276	$1,394	$584
Core earnings(1)	354	333	336	1,025	900
Revenue	4,029	5,354	2,689	14,169	7,607
Revenue before realized and unrealized investment income gains and losses(2)	3,119	3,146	2,613	9,255	8,108
Premiums and deposits	7,379	7,977	7,285	22,780	22,361
Assets under management ($ billions)	237.9	231.3	216.2	237.9	216.2
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See B6 "Impact of fair value accounting".
Canadian Division's 3Q16 net income attributed to shareholders was $435 million compared with $276 million in 3Q15.  Net income attributed to shareholders is comprised of core earnings, which was $354 million in 3Q16 compared with $336 million in 3Q15, and items excluded from core earnings, which were a net gain of $81 million in 3Q16 compared with a net charge of $60 million in 3Q15.
Core earnings increased $18 million reflecting improved policyholder experience and reinsurance treaty recaptures in 3Q16. The change in items excluded from core earnings was primarily due to investment-related experience gains of $35 million in 3Q16 compared with charges of $144 million in 3Q15.
Year-to-date net income attributed to shareholders in 2016 was $1,394 million compared with $584 million for the same period of 2015. Year-to-date core earnings in 2016 of $1,025 million were $125 million higher than the first 9 months of 2015, reflecting improved policy holder experience.
Revenue in 3Q16 was $4.0 billion compared with $2.7 billion in 3Q15 driven by the impact of fair value accounting. Total revenue before net realized and unrealized gains was $3.1 billion in 3Q16 compared with $2.6 billion in 3Q15. The increase was driven by typical variability in reinsurance treaty revenue and the non-recurrence of $0.2 billion of investment impairments recognized in 3Q15. Year-to-date revenue was $14.2 billion in 2016 compared with $7.6 billion in 2015 primarily driven by the impact of fair value accounting.
Premiums and deposits in 3Q16 were $7.4 billion, $0.1 billion higher than 3Q15 levels. Year-to-date premiums and deposits were $22.8 billion in 2016 compared with $22.4 billion in 2015.
Assets under management were $237.9 billion as at September 30, 2016, an increase of $21.7 billion from September 30, 2015, driven by growth in our WAM businesses and the favourable impact of lower interest rates on fixed income assets and of higher markets on equity investments over the past 12 months.

Manulife Financial Corporation – Third Quarter 2016

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly results						YTD Results
Canadian dollars		3Q16		2Q16		3Q15		2016		2015
Net income attributed to shareholders		$559		$407		$507		$1,207		$1,137
Core earnings(1)		394		361		375		1,144		1,134
Revenue		5,502		9,589		896		25,080		6,618
Revenue before realized and unrealized investment income gains and losses and excluding the Closed Block reinsurance transaction(2)		5,200		4,785		4,923		14,384		14,543
Premiums and deposits		19,143		17,194		19,520		55,523		50,056
Assets under management and administration ($ billions)		540.6		521.8		509.0		540.6		509.0
U.S. dollars
Net income attributed to shareholders	US$	428	US$	316	US$	387	US$	920	US$	897
Core earnings		302		280		286		865		901
Revenue		4,216		7,440		686		18,935		5,288
Revenue before realized and unrealized investment income gains and losses and excluding the Closed Block reinsurance transaction		3,985		3,714		3,762		10,904		11,553
Premiums and deposits		14,670		13,336		14,913		41,988		39,650
Assets under management and administration ($ billions)		412.1		401.1		380.0		412.1		380.0
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See B6 "Impact of fair value accounting".

U.S. Division's 3Q16 net income attributed to shareholders was $559 million compared with $507 million in 3Q15. Net income attributed to shareholders is comprised of core earnings, which amounted to $394 million in 3Q16 compared with $375 million in 3Q15, and items excluded from core earnings, which amounted to a net gain of $165 million in 3Q16 compared with a net gain of $132 million in 3Q15.
Expressed in U.S. dollars, the functional currency of the division, 3Q16 net income attributed to shareholders was US$428 million compared with US$387 million in 3Q15, core earnings was US$302 million compared with US$286 million in 3Q15, and items excluded from core earnings were a net gain of US$126 million in 3Q16 compared with a net gain of US$101 million in 3Q15.
The US$16 million increase in core earnings reflected the favourable impact of changes in actuarial methods and assumptions on reported policyholder experience gains/losses and lower amortization of deferred acquisition costs on in-force variable annuity business; partially offset by the impact of lower JH Insurance sales and lower tax benefits. The favourable variance of US$25 million in items excluded from core earnings related to investment-related experience gains compared with losses in 3Q15, partially offset by the write-off of an intangible asset related to JH LTC's distribution network and less favourable market-related impacts.
Year-to-date net income attributed to shareholders was US$920 million compared with US$897 million for the same period in 2015 and included core earnings of US$865 million, a US$36 million decrease from the same period in 2015. The drivers of the core earnings variance were consistent with 3Q16 as well as from lower fee income in WAM businesses attributable to the impact of market volatility and shifts in business mix, and adverse policyholder experience in JH LTC in the first two quarters of 2016. On a Canadian dollar basis, year-to-date core earnings increased by $10 million to $1,144 million, aided by a $54 million favourable impact related to the strengthening of the U.S. dollar compared with the Canadian dollar, offset by the factors noted above.
Revenue in 3Q16 was US$4.2 billion compared with US$0.7 billion in 3Q15. 3Q15 included the Closed Block reinsurance transaction with ceded premiums of US$6.1 billion. Excluding realized and unrealized gains on assets supporting insurance and investment contract liabilities and the Closed Block reinsurance transaction, revenue was US$4.0 billion compared with US$3.8 billion in 3Q15. The increase was due to higher investment income and fee income attributed to asset growth. Year-to-date revenue was US$18.9 billion in 2016 compared with US$5.3 billion in 2015.

Manulife Financial Corporation – Third Quarter 2016

Premiums and deposits for 3Q16 were US$14.7 billion, compared with US$14.9 billion in 3Q15. Premiums and deposits for insurance products were US$1.6 billion, down 1% compared with 3Q15 driven by a decline in Life premiums. WAM deposits of US$12.8 billion decreased by 2% from 3Q15 driven by a decline in mutual fund deposits partially offset by higher Retirement Plan Services deposits from the mid-market business. Year-to-date premiums and deposits were US$42.0 billion in 2016 compared with US$39.7 billion in 2015.
Assets under management and administration as at September 30, 2016 were a record US$412.1 billion, up 8% from September 30, 2015. The increase was driven by WAM net flows of US$3.6 billion, investment income and the impact of lower interest rates on the valuation of fixed income investments.
C4	Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q16	2Q16	3Q15	2016	2015
Net income (loss) attributed to shareholders	$(438)	$(90)	$(272)	$(445)	$(472)
Core loss (excluding macro hedges and core investment gains)(1)	$(102)	$(125)	$(66)	$(334)	$(213)
Expected cost of macro hedges	(61)	(78)	(62)	(225)	(152)
Investment-related experience included in core earnings	17	-	(51)	17	-
Total core loss	$(146)	$(203)	$(179)	$(542)	$(365)
Revenue	$261	$207	$289	$1,045	$544
Premiums and deposits	1,519	2,900	2,189	7,654	16,240
Assets under management ($ billions)	65.8	66.9	65.8	65.8	65.8
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division's external asset management business; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings.
Corporate and Other reported a net loss attributed to shareholders of $438 million in 3Q16 compared with a net loss of $272 million in 3Q15. The increased net loss was due to higher charges related to the annual review of actuarial methods and assumptions. The net loss attributed to shareholders is comprised of core loss and items excluded from core loss. The core loss of $146 million in 3Q16 compared with a core loss of $179 million in 3Q15; items excluded from core loss amounted to charges of $292 million in 3Q16 compared with charges of $93 million in 3Q15.
The $33 million favourable variance in core loss related to the $68 million increase in investment-related experience reported in core earnings, partially offset by the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars, and higher interest expense due to recent debt issuances.
As noted above, the variance in items excluded from core loss primarily related to changes in actuarial methods and assumptions.
On a year-to-date basis the net loss attributed to shareholders was $445 million in 2016 compared with a net loss of $472 million for the same period of 2015. The year-to-date core loss was $542 million compared with $365 million in 2015 reflecting $73 million of higher expected macro hedging costs, and other items consistent with the items described above. Items excluded from core loss were a net gain of $97 million in 2016 compared with a net charge of $107 million in 2015.
Revenue in 3Q16 was $261 million comparable with the $289 million in 3Q15. Year-to-date revenue was $1,045 million in 2016 compared with $544 million in 2015, driven by higher realized gains on the sale of AFS bonds and the release of interest on resolution of tax-related positions.
Premiums and deposits for 3Q16 were $1.5 billion, a decrease of 31% compared with $2.2 billion in 3Q15. These amounts primarily relate to Investment Division's external asset management business.

Manulife Financial Corporation – Third Quarter 2016

Assets under management of $65.8 billion as at September 30, 2016 (September 30, 2015 – $65.8 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $74.0 billion (September 30, 2015 – $65.5 billion) and the Company's own funds of $7.1 billion (September 30, 2015 – $7.0 billion), partially offset by a $15.3 billion (September 30, 2015 – $6.7 billion) total company adjustment related to the reclassification of derivative positions net of the cash received as collateral on derivative positions.
D PERFORMANCE BY BUSINESS LINE
D1	Additional information for Wealth and Asset Management
We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and allow for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization ("Core EBITDA"), net flows, gross flows and assets under management and administration1. Core EBITDA was selected as a key performance indicator for WAM businesses, as earnings before interest, taxes, depreciation and amortization ("EBITDA") is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q16	2Q16	3Q15	2016	2015
Core earnings	$159	$152	$167	$451	$475
Core EBITDA	288	288	312	861	922
Net flows	2,694	4,822	4,514	9,192	25,639
Gross flows	27,418	26,644	25,862	82,290	83,597
Assets under management ($ billions)	445	428	404	445	404
Assets under management and administration ($ billions)	525	503	477	525	477

In 3Q16, we continued to generate positive net flows. Core earnings was $159 million compared with $167 million in 3Q15 and Core EBITDA was $ 288 million compared with $312 million in 3Q15. The decrease in core earnings and Core EBITDA primarily reflects strategic investments to optimize our operational infrastructure and to expand our distribution reach in Europe and Asia, partially offset by higher fee income on higher asset levels.
D2	Additional information by business line
In addition to the WAM businesses, the two tables below include core earnings and assets under management and administration for our Other Wealth and Insurance business lines. Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada2. Insurance includes all individual and group insurance businesses.

[1]	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP measures" below.
[2]	Manulife Bank new loan volumes are no longer being reported as sales.

Manulife Financial Corporation – Third Quarter 2016

Core earnings by line of business
	Quarterly Results			YTD Results
($ millions)	3Q16	2Q16	3Q15	2016	2015
Wealth and Asset Management(1)	$159	$152	$167	$451	$475
Insurance	638	557	559	1,799	1,539
Other Wealth(2)	337	328	322	1,018	934
Corporate and Other(3)	(138)	(204)	(178)	(534)	(379)
Total core earnings	$996	$833	$870	$2,734	$2,569

(1)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including: mutual funds, group retirement and institutional asset management.

(2)	Other Wealth includes variable and fixed annuities, single premium products sold in Asia, and Manulife Bank.
(3)	Excludes Manulife Asset Management results that are included in WAM. Corporate and Other results are net of internal allocations to other divisions.
Assets under management and administration by line of business
As at	September 30,	June 30,	September 30,
($ billions)	2016	2016	2015
Wealth and Asset Management	$525.0	$502.6	$476.6
Insurance	267.0	257.5	235.0
Other Wealth	182.2	180.8	176.1
Corporate and Other	(8.2)	(6.7)	0.3
Total assets under management and administration	$966.0	$934.2	$888.0

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.
Core earnings by line of business by division
	Quarterly Results			YTD Results
($ millions)	3Q16	2Q16	3Q15	2016	2015
Wealth and Asset Management
Asia	$52	$37	$38	$127	$123
Canada	33	46	40	118	106
U.S.	82	68	90	214	232
Corporate and Other	(8)	1	(1)	(8)	14
Total Wealth and Asset Management	159	152	167	451	475
Insurance
Asia	240	232	227	721	589
Canada	207	174	165	553	419
U.S.	191	151	167	525	531
Total Insurance	638	557	559	1,799	1,539
Other Wealth
Asia	101	73	73	258	188
Canada
Manulife Bank	30	25	26	85	96
Canada excluding Manulife Bank	84	88	105	269	279
Total Canada	114	113	131	354	375
U.S.	122	142	118	406	371
Total Other Wealth	337	328	322	1,018	934
Corporate and Other	(138)	(204)	(178)	(534)	(379)
Total core earnings	$996	$833	$870	$2,734	$2,569
E RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2015 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2016

E1	Regulatory update
As noted in our 2015 annual report, the Office of the Superintendent of Financial Institutions ("OSFI") will be implementing a revised approach to the regulatory capital framework in Canada to come into effect in 2018. In September 2016, OSFI released the final Life Insurance Capital Adequacy Test ("LICAT") guideline. Over the next few months the industry will be conducting impact assessments of the final guideline, including sensitivity testing. Based on the results, OSFI will assess if the new standard requires any further adjustments.
With respect to the impact of LICAT, OSFI has noted that:1
•	Overall level of excess capital in the industry under LICAT vs. MCCSR is not expected to change significantly
•	LICAT ratios and MCCSR ratios are not directly comparable
•	Impact on individual life insurers will depend on what businesses they are engaged in, risks that they choose to take on and how these are managed
 We expect to continue to be in a strong capital position under the new framework.2
E2	Variable annuity and segregated fund guarantees
As described in the MD&A in our 2015 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	September 30, 2016			December 31, 2015
($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,937	$4,408	$1,540	$6,642	$4,909	$1,740
Guaranteed minimum withdrawal benefit	68,514	60,351	8,347	73,232	65,090	9,231
Guaranteed minimum accumulation benefit	20,042	20,507	28	19,608	23,231	72
Gross living benefits(2)	94,493	85,266	9,915	99,482	93,230	11,043
Gross death benefits(3)	12,370	16,905	1,363	13,693	13,158	1,704
Total gross of reinsurance	106,863	102,171	11,278	113,175	106,388	12,747
Living benefits reinsured	5,191	3,879	1,319	5,795	4,312	1,486
Death benefits reinsured	3,395	3,158	555	3,874	3,501	682
Total reinsured	8,586	7,037	1,874	9,669	7,813	2,168
Total, net of reinsurance	$98,277	$95,134	$9,404	$103,506	$98,575	$10,579

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2016 was $9,404 million (December 31, 2015 – $10,579 million) of which: US$5,777 million (December 31, 2015 – US$6,046 million) was on our U.S. business, $1,007 million (December 31, 2015 – $1,564 million) was on our Canadian business, US$371 million (December 31, 2015 – US$190 million) was on our Japan business and US$253 million (December 31, 2015 – US$277 million) was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance was $9.4 billion at September 30, 2016 in line with December 31, 2015.

[1]	Slides 21 and 22, OSFI LICAT Webcast Information Session held on September 15, 2016.
[2]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Third Quarter 2016

The policy liabilities established for variable annuity and segregated fund guarantees were $9,835 million at September 30, 2016 (December 31, 2015 – $7,469 million). For non-dynamically hedged business, policy liabilities increased from $840 million at December 31, 2015 to $1,016 million at September 30, 2016. For the dynamically hedged business, the policy liabilities increased from $6,629 million at December 31, 2015 to $8,819 million at September 30, 2016.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2015 is primarily due to the impact of the decrease in swap rates in the U.S., Canada, and Japan on the dynamically hedged business, partially offset by the favourable impact of equity markets in the U.S. and Canada, and the annual review of actuarial methods and assumptions.
E3	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's MCCSR ratio will be as indicated.
E4	Publicly traded equity performance risk
As outlined in our 2015 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2015 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation, the potential impact on net income attributed to shareholders and on MLI's MCCSR ratio could be considerably more than shown. Refer to section F3 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders' net income.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Manulife Financial Corporation – Third Quarter 2016

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at September 30, 2016
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,120)	$(3,140)	$(1,420)	$1,100	$1,880	$2,370
Asset based fees	(440)	(300)	(150)	150	300	440
General fund equity investments(5)	(910)	(600)	(300)	290	580	880
Total underlying sensitivity before hedging	(6,470)	(4,040)	(1,870)	1,540	2,760	3,690
Impact of macro and dynamic hedge assets(6)	4,600	2,850	1,300	(1,150)	(2,060)	(2,760)
Net potential impact on net income after impact of hedging	$(1,870)	$(1,190)	$(570)	$390	$700	$930
As at December 31, 2015
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,180)	$(3,140)	$(1,410)	$1,080	$1,860	$2,420
Asset based fees	(470)	(310)	(160)	160	310	470
General fund equity investments(5)	(1,030)	(680)	(340)	330	670	1,020
Total underlying sensitivity before hedging	(6,680)	(4,130)	(1,910)	1,570	2,840	3,910
Impact of macro and dynamic hedge assets(6)	4,750	2,920	1,360	(1,240)	(2,250)	(3,090)
Net potential impact on net income after impact of hedging	$(1,930)	$(1,210)	$(550)	$330	$590	$820

(1)	See "Caution related to sensitivities" above.

(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F3 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI's MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)
	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
September 30, 2016	(11)	(7)	(4)	1	3	4
December 31, 2015	(14)	(7)	(4)	1	3	7
(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
($ millions)	September 30, 2016	December 31, 2015
For variable annuity guarantee dynamic hedging strategy	$14,100	$13,600
For macro equity risk hedging strategy	3,900	5,600
Total	$18,000	$19,200

Manulife Financial Corporation – Third Quarter 2016

E5	Interest rate and spread risk
As at September 30, 2016, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil million, and to a 50 basis point increase in interest rates to be a benefit of nil million, after rounding results to the nearest $100 million.
The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used to calculate our actuarial liabilities, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income attributed to shareholders of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The potential impact on net income attributed to shareholders does not take into account any future potential changes to the URR assumptions or calibration criteria for stochastic risk free rates which are promulgated periodically by the Actuarial Standards Board ("ASB"), or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. In 3Q16, we updated economic reinvestment assumptions for risk free rates assumed in the valuation of policy liabilities, including our URR assumptions and calibration criteria for stochastic risk free rates. These updates reflect that interest rates are lower than they were when the current prescribed URR assumptions and calibration criteria for stochastic risk free rates were promulgated, and therefore, there may be a downward bias when the ASB updates the promulgation, which we expect to occur in 2017. As at September 30, 2016, we estimated the sensitivity of our net income attributed to shareholders of a 10 basis point decrease in our URR assumptions and a commensurate change in our calibration criteria for stochastic risk free rates to be a charge of $300 million.
Potential impact on net income attributed to shareholders and MLI's MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	September 30, 2016				December 31, 2015
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	900		(800)		600		(600)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(7)		5		(6)		4
From fair value changes in AFS fixed income assets held in surplus, if realized	4		(4)		3		(3)

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter's projection, are reflected in the next quarter's sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI's MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates. The potential increase in required capital accounted for all of the 7 point impact of a 50 bp decline in interest rates on MLI's MCCSR ratio this quarter.

The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2015 was primarily due to normal rebalancing as part of our interest risk hedging program, partially offset by updates to our valuation assumptions as a result of our annual review of actuarial methods and assumptions.

Manulife Financial Corporation – Third Quarter 2016

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on corporate spreads, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	September 30, 2016	December 31, 2015
Corporate spreads(4)
Increase 50 basis points	$900	$700
Decrease 50 basis points	(900)	(700)
Swap spreads
Increase 20 basis points	$(600)	$(500)
Decrease 20 basis points	600	500

(1)	See "Caution related to sensitivities" above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter's projection, are reflected in the next quarter's sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

The $200 million increase in sensitivity to a 50 basis point decline in corporate spreads from December 31, 2015 was primarily due to interest rate movements in the U.S., Japan and Canada and updates to our valuation assumptions as a result of our annual review of actuarial methods and assumptions. The $100 million increase in sensitivity to a 20 basis point increase in swap spreads from December 31, 2015 was primarily due to normal rebalancing as part of our interest risk hedging program.
E6	Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.
Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)
As at	September 30, 2016		December 31, 2015
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,200)	$1,200
Private equities and other ALDA(6)	(1,200)	1,200	(1,100)	1,100
Alternative long-duration assets	$(2,500)	$2,400	$(2,300)	$2,300

(1)	See "Caution Related to Sensitivities" above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns.
(4)
Net income impact does not consider any impact of the market correction on assumed future return assumptions. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(5)
Please refer to section F3 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	A 10% market decline in oil and gas holdings, direct and indirect, would result in an estimated $200 million reduction in net income attributed to shareholders.
The increased sensitivity from December 31, 2015 to September 30, 2016 was primarily due to the impact of the decrease in risk free rates in the U.S. and Canada, which decreased the rates at which funds can reinvested, partially offset by the weakening of the U.S. dollar relative to the Canadian dollar during the period.

Manulife Financial Corporation – Third Quarter 2016

F ACCOUNTING MATTERS AND CONTROLS
F1	Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2015. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 69 to 79 of our 2015 Annual Report.
F2	Actuarial methods and assumptions
A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to actuarial assumptions, which could be material.
The quantification of the impact of the 2016 comprehensive review of valuation methods and assumptions is as of July 1, 2016 for all lines of business.
In 3Q16, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $682 million, net of reinsurance, and a decrease in net income attributed to shareholders of $455 million post-tax.

For the quarter ended September 30, 2016 Assumption	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders (post-tax)
Long-Term Care triennial review	$639	$639	$(415)
Mortality and morbidity updates	(12)	(53)	76
Lapses and policyholder behaviour
U.S. Variable Annuities guaranteed minimum withdrawal benefit incidence and utilization	(1,024)	(1,024)	665
Other lapses and policyholder behaviour	509	427	(353)
Economic reinvestment assumptions	459	443	(313)
Other updates	650	250	(115)
Net impact	$1,221	$682	$(455)

Long-Term Care triennial review
U.S. Insurance completed a comprehensive long-term care experience study. This included a review of mortality, morbidity and lapse experience, as well as the reserve for in-force rate increases filed as a result of the 2013 review. In addition, the Company implemented refinements to the modelling of future tax cash flows for long-term care. The net impact of the review was a $415 million charge to net income attributed to shareholders.
Expected future claims costs increased primarily due to claims periods being longer than expected in policy liabilities, and a reduction in lapse and mortality rates. This increase in expected future claims costs was partially offset by a number of items, including expected future premium increases resulting from this year's review and a decrease in the margin for adverse deviations related to the rate of inflation embedded in our benefit utilization assumptions.
The review of premium increases assumed in the policy liabilities resulted in a benefit to earnings of $1.0 billion; this includes future premium increases that are due to our 2016 review of morbidity, mortality and lapse assumptions, and outstanding amounts from our 2013 state filings. Premium increases averaging approximately 20% will be sought on the vast majority of the in-force business, excluding the carryover of 2013 amounts requested. Our assumptions reflect the estimated timing and amount of state approved premium increases. Our actual experience obtaining price increases could

Manulife Financial Corporation – Third Quarter 2016

be materially different than we have assumed, resulting in further increases or decreases in policy liabilities, which could be material.1
Mortality and morbidity updates
Mortality and morbidity assumptions were updated across several business units to reflect recent experience, including updates to morbidity assumptions for certain medical insurance products in Japan, leading to a $76 million benefit to net income attributed to shareholders.
Updates to lapses and policyholder behaviour
U.S. Variable Annuities guaranteed minimum withdrawal benefit incidence and utilization assumptions were updated to reflect recent experience which led to a $665 million benefit to net income attributed to shareholders. We updated our incidence assumptions to reflect the favourable impact of policyholders taking withdrawals later than expected. This was partially offset by an increase in our utilization assumptions.
In Japan, lapse rates for term life insurance products were increased at certain durations which led to a $228 million charge to net income attributed to shareholders. Other updates to lapse and policyholder behavior assumptions were made across several product lines, including term products in Canada, which led to a $125 million charge to net income attributed to shareholders.
Updates to economic reinvestment assumptions
The Company updated economic reinvestment assumptions for risk free rates used in the valuation of policy liabilities which resulted in a $313 million charge to net income attributed to shareholders. These updates included a proactive 10 basis point reduction to our URR assumptions and a commensurate change in our calibration criteria for stochastic risk free rates. These updates reflect the fact that interest rates are lower than they were when the current prescribed URR and the calibration criteria for stochastic risk free rates were promulgated by the Actuarial Standards Board ("ASB") in 2014. The ASB has indicated that it will update the promulgation periodically, when necessary. We expect the promulgation to be updated in 2017 and, if required, we will make further updates to our economic reinvestment assumptions at that time.
Other updates
Other model refinements related to the projection of both asset and liability cash flows across several business units led to a $115 million charge to net income attributed to shareholders. This included a charge due to refinements to our CALM models and assumptions offset by a benefit due to refinements to the modelling of future tax cash flows for certain assets in the U.S.
F3	Sensitivity of policy liabilities to updates and assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.
For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.
Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

[1]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Third Quarter 2016

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	September 30, 2016		December 31, 2015
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$600	$(500)	$600	$(600)
100 basis point change in future annual returns for ALDA(2)	3,000	(3,700)	3,000	(3,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(300)	300
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2015 – $200 million increase). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2015 – $200 million decrease). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.5% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad-based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual return assumptions for ALDA include market growth rates and annual income such as rent, production proceeds, dividends, etc.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.0% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual ALDA returns from December 31, 2015 to September 30, 2016 was primarily due to the impact of the decrease in risk free rates in the U.S. and Canada, which decreased the rates at which funds can reinvested, partially offset by the weakening of the U.S. dollar relative to the Canadian dollar during the period.
F4	Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016 for the accounting and reporting changes during the quarter.

Manulife Financial Corporation – Third Quarter 2016

F5	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($ millions, except per share amounts or otherwise stated, unaudited)	2016	2016	2016	2015	2015	2015	2015	2014
Revenue
Premium income
Life and health insurance	$5,950	$5,497	$5,728	$5,331	$5,092	$4,708	$4,589	$4,305
Annuities and pensions	1,247	1,209	1,000	1,381	1,141	869	814	528
Premiums ceded, net of ceded commission and additional consideration relating to Closed Block reinsurance transaction	-	-	-	-	(7,996)	-	-	-
Net premium income	7,197	6,706	6,728	6,712	(1,763)	5,577	5,403	4,833
Investment income	3,568	3,213	3,300	2,899	2,708	3,216	2,642	2,664
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	771	7,922	8,862	(1,916)	3,672	(10,161)	5,343	6,182
Other revenue	2,921	2,794	2,829	2,694	2,487	2,491	2,426	2,301
Total revenue	$14,457	$20,635	$21,719	$10,389	$7,104	$1,123	$15,814	$15,980
Income (loss) before income taxes	$1,314	$947	$1,353	$136	$988	$650	$844	$724
Income tax (expense) recovery	(117)	(231)	(298)	76	(316)	28	(116)	(17)
Net income	$1,197	$716	$1,055	$212	$672	$678	$728	$707
Net income attributed to shareholders	$1,117	$704	$1,045	$246	$622	$600	$723	$640
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$996	$833	$905	$859	$870	$902	$797	$713
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience in excess of amounts included in core earnings	280	60	(340)	(361)	(169)	77	(77)	(403)
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	414	(170)	474	(29)	232	(309)	13	377
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	-	-	(52)	-	-	12	-
Change in actuarial methods and assumptions	(455)	-	12	(97)	(285)	(47)	(22)	(59)
Net impact of acquisitions and divestitures	(23)	(19)	(14)	(39)	(26)	(54)	(30)	12
Tax-related items	2	-	1	2	-	31	30	-
Other items	(97)	-	7	(37)	-	-	-	-
Net income attributed to shareholders	$1,117	$704	$1,045	$246	$622	$600	$723	$640
Basic earnings per common share	$0.55	$0.34	$0.51	$0.11	$0.30	$0.29	$0.36	$0.33
Diluted earnings per common share	$0.55	$0.34	$0.51	$0.11	$0.30	$0.29	$0.36	$0.33
Segregated funds deposits	$8,291	$7,899	$8,693	$8,324	$8,401	$7,790	$8,270	$6,240
Total assets (in $ billions)	$742	$725	$696	$703	$682	$657	$687	$579
Weighted average common shares (in millions)	1,973	1,972	1,972	1,972	1,971	1,971	1,936	1,864
Diluted weighted average common shares (in millions)	1,976	1,976	1,976	1,977	1,977	1,992	1,959	1,887
Dividends per common share	$0.185	$0.185	$0.185	$0.170	$0.170	$0.170	$0.155	$0.155
CDN$ to US$1 - Statement of Financial Position	1.3116	1.3009	1.2970	1.3841	1.3394	1.2473	1.2682	1.1601
CDN$ to US$1 - Statement of Income	1.3050	1.2889	1.3724	1.3360	1.3089	1.2297	1.2399	1.1356

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(3)
For explanations of other items, see "Q3 earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section G3 "Performance and Non-GAAP Measures" which reconcile net income attributed to shareholders to core earnings.

F6	Other
No changes were made in our internal control over financial reporting during the three and nine months ended September 30, 2016, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2016

G	OTHER
G1	Quarterly dividend
On November 9, 2016, our Board of Directors approved a quarterly shareholders' dividend of $0.185 per share on the common shares of MFC, payable on and after December 19, 2016 to shareholders of record at the close of business on November 22, 2016.
The Board of Directors also approved that, in respect of MFC's December 19, 2016 common share dividend payment date and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2016 to shareholders of record at the close of business on November 22, 2016.
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.136125 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 4 – $0.120295 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 7 – $0.2875 per share	Class 1 Shares Series 21 – $0.35 per share
Class 1 Shares Series 9 – $0.275 per share

G2	Outstanding shares – selected information
Common Shares
As at November 4, 2016 MFC had 1,973,194,665 common shares outstanding.
G3	Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Interest, Taxes, Depreciation and Amortization ("Core EBITDA"); Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Sales, Gross Flows, Premiums and Deposits, Core EBITDA, and Assets under Management and Administration); Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; Embedded Value; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items that are included in core earnings are:
1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain.

Manulife Financial Corporation – Third Quarter 2016

4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax-related items except the impact of enacted or substantially enacted income tax rate changes.
Items excluded from core earnings are:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:
▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.
▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.
▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate ("URR").

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.	Changes in actuarial methods and assumptions.
5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

Manulife Financial Corporation – Third Quarter 2016

6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2016

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Core earnings (loss)
Asia Division	$394	$342	$371	$334	$338	$283	$279	$260
Canadian Division	354	333	338	352	336	303	261	224
U.S. Division	394	361	389	332	375	385	374	338
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(102)	(125)	(107)	(85)	(66)	(74)	(73)	(112)
Expected cost of macro hedges	(61)	(78)	(86)	(74)	(62)	(46)	(44)	(47)
Investment-related experience included in core earnings	17	-	-	-	(51)	51	-	50
Total core earnings	996	833	905	859	870	902	797	713
Investment-related experience outside of core earnings	280	60	(340)	(361)	(169)	77	(77)	(403)
Core earnings plus investment-related experience outside of core earnings	1,276	893	565	498	701	979	720	310
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	414	(170)	474	(29)	232	(309)	13	377
Recapture of reinsurance treaties	-	-	-	(52)	-	-	12	-
Change in actuarial methods and assumptions	(455)	-	12	(97)	(285)	(47)	(22)	(59)
Integration and acquisition costs	(23)	(19)	(14)	(39)	(26)	(54)	(30)	12
Tax-related items	2	-	1	2	-	31	30	-
Other items	(97)	-	7	(37)	-	-	-	-
Net income attributed to shareholders	$1,117	$704	$1,045	$246	$622	$600	$723	$640
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$96	$(97)	$(150)	$77	$(419)	$28	$15	$(142)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	218	(113)	407	(97)	647	(362)	13	533
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	255	40	217	(9)	4	25	(15)	(14)
Risk reduction items	(155)	-	-	-	-	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$414	$(170)	$474	$(29)	$232	$(309)	$13	$377
Manulife Financial Corporation – Third Quarter 2016

Asia Division
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Asia Division core earnings	$394	$342	$371	$334	$338	$283	$279	$260
Investment-related experience outside of core earnings	62	(25)	(20)	(3)	21	7	-	(2)
Core earnings plus investment-related experience outside of core earnings	456	317	351	331	359	290	279	258
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	107	(287)	(238)	76	(248)	15	(17)	78
Tax-related items	-	-	10	2	-	(2)	20	-
Integration and acquisition costs	(2)	(2)	(2)	-	-	-	-	-
Net income attributed to shareholders(1)	$561	$28	$121	$409	$111	$303	$282	$336
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Canadian Division
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Canadian Division core earnings	$354	$333	$338	$352	$336	$303	$261	$224
Investment-related experience outside of core earnings	35	(88)	(78)	(180)	(144)	14	(81)	(199)
Core earnings plus investment-related experience outside of core earnings	389	245	260	172	192	317	180	25
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	60	130	346	(201)	97	(114)	(65)	48
Recapture of reinsurance treaty and tax-related items	-	-	-	(52)	-	1	12	-
Integration and acquisition costs	(14)	(16)	(6)	(23)	(13)	(14)	(9)	-
Net income (loss) attributed to shareholders(1)	$435	$359	$600	$(104)	$276	$190	$118	$73
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
U.S. Division core earnings	$394	$361	$389	$332	$375	$385	$374	$338
Investment-related experience outside of core earnings	192	93	(233)	(146)	(34)	64	(9)	(154)
Core earnings plus investment-related experience outside of core earnings	586	454	156	186	341	449	365	184
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	72	(47)	82	142	174	(251)	99	322
Integration and acquisition costs	(4)	-	(4)	(5)	(8)	(32)	-	-
Intangibles write-off	(97)	-	-	-	-	-	-	-
Other items	2	-	7	-	-	-	-	-
Net income attributed to shareholders(1)	$559	$407	$241	$323	$507	$166	$464	$506
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – Third Quarter 2016

Corporate and Other
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(102)	$(125)	$(107)	$(85)	$(66)	$(74)	$(73)	$(112)
Expected cost of macro hedges	(61)	(78)	(86)	(74)	(62)	(46)	(44)	(47)
Investment-related experience included in core earnings	17	-	-	-	(51)	51	-	50
Total core loss	(146)	(203)	(193)	(159)	(179)	(69)	(117)	(109)
Investment-related experience outside of core earnings	(9)	80	(9)	(32)	(12)	(8)	13	(48)
Core loss plus investment-related experience outside of core earnings	(155)	(123)	(202)	(191)	(191)	(77)	(104)	(157)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	175	34	284	(46)	209	41	(4)	(71)
Changes in actuarial methods and assumptions	(455)	-	12	(97)	(285)	(47)	(22)	(59)
Integration and acquisition costs	(3)	(1)	(2)	(11)	(5)	(8)	(21)	12
Tax-related items	-	-	(9)	-	-	32	10	-
Other items	-	-	-	(37)	-	-	-	-
Net income (loss) attributed to shareholders(1)	$(438)	$(90)	$83	$(382)	$(272)	$(59)	$(141)	$(275)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Core return on common shareholders' equity ("Core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 3Q16. Measures that are reported on a constant currency basis include percentage growth in sales, gross flows, premiums and deposits, Core EBITDA, and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money ("deposits from policyholders"), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for "administration services only" group benefits contracts ("ASO premium equivalents"), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	3Q16	2Q16	3Q15
Net premium income and investment contract deposits	$7,235	$6,773	$6,238
Deposits from policyholders	7,470	7,376	7,854
Mutual fund deposits	19,152	17,270	16,768
Institutional advisory account deposits	1,477	2,879	2,165
ASO premium equivalents	748	869	804
Group Benefits ceded premiums	1,058	1,506	1,012
Other fund deposits	123	126	116
Total premiums and deposits	37,263	36,799	34,957
Currency impact	-	375	89
Constant currency premiums and deposits	$37,263	$37,174	$35,046

Manulife Financial Corporation – Third Quarter 2016

Assets under management and administration ("AUMA") is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at ($ millions)	September 30, 2016	June 30, 2016	September 30, 2015
Total invested assets	$328,756	$321,664	$297,835
Segregated funds net assets	313,904	303,154	301,276
Assets under management per financial statements	642,660	624,818	599,111
Mutual funds	162,994	154,804	147,185
Institutional advisory accounts (excluding segregated funds)	71,935	71,437	62,931
Other funds	8,649	8,293	6,549
Total assets under management	886,238	859,352	815,776
Other assets under administration	79,719	74,868	72,199
Currency impact	-	5,358	(5,818)
Constant currency assets under management and administration	$965,957	$939,578	$882,157

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at ($ millions)	September 30, 2016	June 30, 2016	September 30, 2015
Total equity	$43,315	$42,383	$40,890
Add AOCI loss on cash flow hedges	391	415	309
Add liabilities for capital instruments	8,134	8,132	6,681
Total capital	$51,840	$50,930	$47,880

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Core EBITDA	$288	$288	$285	$302	$312	$314	$296	$255
Amortization of deferred acquisition costs and other depreciation	89	77	85	84	84	82	77	63
Amortization of deferred sales commissions	24	26	29	22	27	27	30	22
Core earnings before income taxes	175	185	171	196	201	205	189	170
Core income tax (expense) recovery	(16)	(33)	(31)	(41)	(34)	(45)	(41)	(41)
Core earnings	$159	$152	$140	$155	$167	$160	$148	$129

Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, third-party debt, and pension liabilities, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support

Manulife Financial Corporation – Third Quarter 2016

the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife's WAM businesses, Manulife Bank and the Property and Casualty Reinsurance business. EV is calculated as the sum of the adjusted net worth and the value of in-force business.
New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife's wealth and asset management businesses, Manulife Bank and the Property and Casualty Reinsurance business. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by annualized premium equivalents ("APE") excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management businesses, Manulife Bank and the Property and Casualty Reinsurance business. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Annualized premium equivalent ("APE") sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and other wealth products. APE sales are presented for Asia to provide consistency of scope for NBV disclosures and industry practice.
Other Wealth sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a business measure for Manulife's WAM businesses and includes all deposits into the Company's mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
G4	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect the expected impact of the decision to discontinue new sales of our stand-alone individual long-term care product, our ability to obtain state approved price increases on our John Hancock Long-Term Care business, Manulife's expected capital position under the new LICAT guideline and the anticipated impact of an update to the ASB's URR assumptions.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan",

Manulife Financial Corporation – Third Quarter 2016

"forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life's Retirement Plan Services business, and Standard Chartered's MPF and Occupational and Retirement Schemes Ordinance ("ORSO") businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life's Retirement Plan Services business, and Standard Chartered's MPF and ORSO businesses; the disruption of or changes to key elements of the Company's system or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" as well as under "Risk Factors" in our most recent Annual Information Form, under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, in the "Risk Management" note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Third Quarter 2016

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2016	December 31, 2015
Assets
Cash and short-term securities	$18,179	$17,885
Debt securities	176,634	157,827
Public equities	18,142	16,983
Mortgages	43,853	43,818
Private placements	28,492	27,578
Policy loans	5,952	5,912
Loans to Bank clients	1,770	1,778
Real estate	13,907	15,347
Other invested assets	21,827	20,378
Total invested assets (note 3)	328,756	307,506
Other assets
Accrued investment income	2,117	2,264
Outstanding premiums	849	878
Derivatives (note 4)	41,621	24,272
Reinsurance assets	34,164	35,426
Deferred tax assets	4,195	4,067
Goodwill and intangible assets	9,669	9,384
Miscellaneous	7,024	5,825
Total other assets	99,639	82,116
Segregated funds net assets (note 13)	313,904	313,249
Total assets	$742,299	$702,871
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$307,493	$285,288
Investment contract liabilities (note 5)	3,268	3,497
Deposits from Bank clients	18,269	18,114
Derivatives (note 4)	23,631	15,050
Deferred tax liabilities	1,984	1,235
Other liabilities	16,916	14,952
	371,561	338,136
Long-term debt (note 7)	5,385	1,853
Capital instruments (note 8)	8,134	7,695
Segregated funds net liabilities (note 13)	313,904	313,249
Total liabilities	698,984	660,933
Equity
Preferred shares (note 9)	3,110	2,693
Common shares (note 9)	22,819	22,799
Contributed surplus	289	277
Shareholders' retained earnings	10,096	8,398
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(507)	(521)
Available-for-sale securities	672	345
Cash flow hedges	(391)	(264)
Translation of foreign operations and real estate revaluation surplus	6,331	7,432
Total shareholders' equity	42,419	41,159
Participating policyholders' equity	169	187
Non-controlling interests	727	592
Total equity	43,315	41,938
Total liabilities and equity	$742,299	$702,871
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Third Quarter 2016

Consolidated Statements of Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2016	2015	2016	2015
Revenue
Premium income
Gross premiums	$9,207	$8,198	$27,480	$23,036
Premiums ceded to reinsurers	(2,010)	(1,965)	(6,849)	(5,823)
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	(7,996)	-	(7,996)
Net premium income (loss)	7,197	(1,763)	20,631	9,217
Investment income (note 3)
Investment income	3,568	2,708	10,081	8,566
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	771	3,672	17,555	(1,146)
Net investment income	4,339	6,380	27,636	7,420
Other revenue	2,921	2,487	8,544	7,404
Total revenue	14,457	7,104	56,811	24,041
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,118	5,741	18,728	17,536
Change in insurance contract liabilities	5,393	5,741	29,658	5,389
Change in investment contract liabilities	47	56	(12)	177
Benefits and expenses ceded to reinsurers	(1,947)	(1,868)	(6,072)	(5,300)
Change in reinsurance assets	(562)	(7,160)	(746)	(6,762)
Net benefits and claims	9,049	2,510	41,556	11,040
General expenses	1,834	1,519	5,161	4,469
Investment expenses	391	402	1,185	1,162
Commissions	1,487	1,314	4,262	3,775
Interest expense	288	282	747	849
Net premium taxes	94	89	286	264
Total contract benefits and expenses	13,143	6,116	53,197	21,559
Income before income taxes	1,314	988	3,614	2,482
Income tax expense	(117)	(316)	(646)	(404)
Net income	$1,197	$672	$2,968	$2,078
Net income (loss) attributed to:
Non-controlling interests	$67	$24	$120	$76
Participating policyholders	13	26	(18)	57
Shareholders	1,117	622	2,866	1,945
	$1,197	$672	$2,968	$2,078
Net income attributed to shareholders	$1,117	$622	$2,866	$1,945
Preferred share dividends	(34)	(29)	(100)	(87)
Common shareholders' net income	$1,083	$593	$2,766	$1,858
Earnings per share
Basic earnings per common share (note 9)	$0.55	$0.30	$1.40	$0.95
Diluted earnings per common share (note 9)	0.55	0.30	1.40	0.94
Dividends per common share	0.185	0.170	0.555	0.495
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2016

Consolidated Statements of Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2016	2015	2016	2015
Net income	$1,197	$672	$2,968	$2,078
Other comprehensive income ("OCI") (loss), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	357	2,228	(1,243)	4,259
Net investment hedges	(66)	(34)	142	(101)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	46	(60)	845	(131)
Reclassification of net realized gains and impairments to net income	(230)	(130)	(517)	(239)
Cash flow hedges:
Unrealized gains (losses) arising during the period	21	(107)	(135)	(106)
Reclassification of realized losses to net income	3	3	8	8
Share of other comprehensive loss of associates	-	(1)	-	(3)
Total items that may be subsequently reclassified to net income	131	1,899	(900)	3,687
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(3)	(18)	14	(32)
Real estate revaluation reserve	-	-	-	2
Total items that will not be reclassified to net income	(3)	(18)	14	(30)
Other comprehensive income (loss), net of tax	128	1,881	(886)	3,657
Total comprehensive income, net of tax	$1,325	$2,553	$2,082	$5,735
Total comprehensive income (loss) attributed to:
Non-controlling interests	$67	$22	$121	$75
Participating policyholders	13	26	(18)	58
Shareholders	1,245	2,505	1,979	5,602

Income Taxes included in Other Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2016	2015	2016	2015
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$2	$2	$-	$4
Unrealized foreign exchange gains/losses on net investment hedges	(21)	(13)	52	(37)
Unrealized gains/losses on available-for-sale financial securities	(6)	(30)	337	(80)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(80)	(14)	(184)	(32)
Unrealized gains/losses on cash flow hedges	6	(42)	(57)	(42)
Reclassification of realized gains/losses to net income on cash flow hedges	1	1	4	4
Share of other comprehensive loss of associates	-	(1)	-	(2)
Change in pension and other post-employment plans	(1)	(10)	8	(20)
Real estate revaluation reserve	-	-	-	1
Total income tax expense (recovery)	$(99)	$(107)	$160	$(204)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2016

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2016	2015
Preferred shares
Balance, beginning of period	$2,693	$2,693
Issued during the period (note 9)	425	-
Issuance costs, net of tax	(8)	-
Balance, end of period	3,110	2,693
Common shares
Balance, beginning of period	22,799	20,556
Issued on exercise of stock options	20	28
Issued in exchange of subscription receipts	-	2,206
Balance, end of period	22,819	22,790
Contributed surplus
Balance, beginning of period	277	267
Exercise of stock options and deferred share units	(4)	(5)
Stock option expense	16	14
Balance, end of period	289	276
Shareholders' retained earnings
Balance, beginning of period	8,398	7,624
Net income attributed to shareholders	2,866	1,945
Preferred share dividends	(100)	(87)
Common share dividends	(1,068)	(965)
Balance, end of period	10,096	8,517
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,992	2,166
Change in actuarial gains (losses) on pension and other post-employment plans	14	(32)
Change in unrealized foreign exchange gains (losses) of net foreign operations	(1,101)	4,158
Change in unrealized gains (losses) on available-for-sale financial securities	327	(369)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(127)	(98)
Change in real estate revaluation reserve	-	1
Share of other comprehensive loss of associates	-	(3)
Balance, end of period	6,105	5,823
Total shareholders' equity, end of period	42,419	40,099
Participating policyholders' equity
Balance, beginning of period	187	156
Net income (loss) attributed to participating policyholders	(18)	57
Other comprehensive income attributed to policyholders	-	1
Balance, end of period	169	214
Non-controlling interests
Balance, beginning of period	592	464
Net income attributed to non-controlling interests	120	76
Other comprehensive income (loss) attributed to non-controlling interests	1	(1)
Contributions, net	14	38
Balance, end of period	727	577
Total equity, end of period	$43,315	$40,890
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2016

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2016	2015
Operating activities
Net income	$2,968	$2,078
Adjustments:
Increase in insurance contract liabilities	29,658	5,389
Increase (decrease) in investment contract liabilities	(12)	177
(Increase) decrease in reinsurance assets, excluding the impact of Closed Block reinsurance transaction	(746)	1,439
Amortization of (premium) discount on invested assets	41	72
Other amortization	549	439
Net realized and unrealized (gains) losses and impairment on assets	(20,172)	1,407
Deferred income tax expense (recovery)	343	(131)
Stock option expense	16	14
Cash provided by operating activities before undernoted items	12,645	10,884
Cash decrease due to Closed Block reinsurance transaction	-	(2,023)
Changes in policy related and operating receivables and payables	(436)	(2,611)
Cash provided by operating activities	12,209	6,250
Investing activities
Purchases and mortgage advances	(81,123)	(57,788)
Disposals and repayments	64,956	53,997
Change in investment broker net receivables and payables	31	314
Net cash decrease from purchase of subsidiaries and businesses	(103)	(3,808)
Cash used in investing activities	(16,239)	(7,285)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	768	(269)
Issue of long-term debt, net (note 7)	3,538	-
Redemption of long-term debt	(8)	(2,243)
Issue of capital instruments, net (note 8)	479	1,094
Redemption of capital instruments	-	(350)
Funds repaid, net	(19)	(7)
Secured borrowing from securitization transactions	722	275
Changes in deposits from Bank clients, net	198	(233)
Shareholders' dividends paid in cash	(1,193)	(1,063)
Contributions from non-controlling interests, net	14	38
Common shares issued, net	20	28
Preferred shares issued, net (note 9)	417	-
Cash provided by (used in) financing activities	4,936	(2,730)
Cash and short-term securities
Increase (decrease) during the period	906	(3,765)
Effect of foreign exchange rate changes on cash and short-term securities	(394)	1,655
Balance, beginning of period	17,002	20,437
Balance, end of period	17,514	18,327
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	17,885	21,079
Net payments in transit, included in other liabilities	(883)	(642)
Net cash and short-term securities, beginning of period	17,002	20,437
End of period
Gross cash and short-term securities	18,179	19,005
Net payments in transit, included in other liabilities	(665)	(678)
Net cash and short-term securities, end of period	$17,514	$18,327
Supplemental disclosures on cash flow information
Interest received	$7,856	$7,406
Interest paid	650	810
Income taxes paid	669	467
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2016

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. ("JHRECO"), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB").
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, included on pages 107 to 182 of the Company's 2015 Annual Report, as well as the disclosures on risk in the shaded area of sections E2 to E6 of the third quarter 2016 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2016 were authorized for issue by MFC's Board of Directors on November 10, 2016.

Note 2	Future Accounting and Reporting Changes

Amendments to IFRS 4 "Insurance Contracts"
Amendments to IFRS 4 "Insurance Contracts" were issued in September 2016, which will be effective for annual periods beginning on or after January 1, 2018. The amendments introduce two approaches to address the concerns about the differing effective dates of IFRS 9 "Financial Instruments" and the forthcoming new insurance contracts standard:  the overlay approach and the deferral approach. The overlay approach provides an option for all issuers of insurance contracts to adjust profit or loss for eligible financial assets by removing any additional accounting volatility that may arise from applying IFRS 9 before the new insurance contracts standard.  The deferral approach provides companies whose activities are predominantly related to insurance an optional temporary exemption from applying IFRS 9 until January 1, 2021. The Company is assessing the impact of these amendments.

Manulife Financial Corporation – Third Quarter 2016

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at September 30, 2016	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$232	$14,293	$3,654	$18,179	$18,179
Debt securities(5)
Canadian government and agency	19,014	6,343	-	25,357	25,357
U.S. government and agency	14,436	15,608	-	30,044	30,044
Other government and agency	20,929	2,527	-	23,456	23,456
Corporate	88,859	5,203	-	94,062	94,062
Mortgage/asset-backed securities	3,376	339	-	3,715	3,715
Public equities	15,690	2,452	-	18,142	18,142
Mortgages	-	-	43,853	43,853	46,185
Private placements	-	-	28,492	28,492	31,676
Policy loans	-	-	5,952	5,952	5,952
Loans to Bank clients	-	-	1,770	1,770	1,776
Real estate
Own use property	-	-	1,337	1,337	2,469
Investment property	-	-	12,570	12,570	12,570
Other invested assets
Alternative long-duration assets(6)	9,935	96	7,957	17,988	18,262
Various other	154	-	3,685	3,839	3,839
Total invested assets	$172,625	$46,861	$109,270	$328,756	$335,684
As at December 31, 2015	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$574	$13,548	$3,763	$17,885	$17,885
Debt securities(5)
Canadian government and agency	16,965	4,318	-	21,283	21,283
U.S. government and agency	15,964	12,688	-	28,652	28,652
Other government and agency	17,895	1,688	-	19,583	19,583
Corporate	80,269	4,925	-	85,194	85,194
Mortgage/asset-backed securities	2,797	318	-	3,115	3,115
Public equities	14,689	2,294	-	16,983	16,983
Mortgages	-	-	43,818	43,818	45,307
Private placements	-	-	27,578	27,578	29,003
Policy loans	-	-	5,912	5,912	5,912
Loans to Bank clients	-	-	1,778	1,778	1,782
Real estate
Own use property	-	-	1,379	1,379	2,457
Investment property	-	-	13,968	13,968	13,968
Other invested assets
Alternative long-duration assets(6)	8,952	76	7,253	16,281	16,261
Various other	163	-	3,934	4,097	4,097
Total invested assets	$158,268	$39,855	$109,383	$307,506	$311,482

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale ("AFS") classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases.
(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $2,419 (December 31, 2015 – $4,796), cash equivalents with maturities of less than 90 days at acquisition amounting to $12,105 (December 31, 2015 – $9,326) and cash of $3,655 (December 31, 2015 - $3,763).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,027 and nil, respectively (December 31, 2015 – $905 and $39, respectively).
(6)
Includes investments in private equity of $4,373, power and infrastructure of $6,236, oil and gas of $2,016, timber and agriculture sectors of $4,886 and various other invested assets of $477 (December 31, 2015 – $3,754, $5,260, $1,740, $5,092 and $435, respectively).

Manulife Financial Corporation – Third Quarter 2016

(b)	Investment income

	three months ended		nine months ended
	September 30,		September 30,
For the	2016	2015	2016	2015
Interest income	$2,631	$2,476	$7,854	$7,543
Dividend, rental and other income	517	447	1,478	1,320
Net recoveries (impairments and provisions)	(15)	(228)	(162)	(424)
Other	435	13	911	127
	3,568	2,708	10,081	8,566
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	297	344	8,893	(3,052)
Public equities	616	(1,222)	819	(864)
Mortgages	17	165	60	204
Private placements	(6)	194	(100)	92
Real estate	122	185	116	770
Other invested assets	417	206	639	420
Derivatives, including macro equity hedging program	(692)	3,800	7,128	1,284
	771	3,672	17,555	(1,146)
Total investment income	$4,339	$6,380	$27,636	$7,420

(c)	Fair value measurement
The following tables present fair value of the Company's invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by the fair value hierarchy.

As at September 30, 2016	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$232	$-	$232	$-
AFS	14,293	-	14,293	-
Other	3,654	3,654	-	-
Debt securities(1)
FVTPL
Canadian government and agency	19,014	-	16,971	2,043
U.S. government and agency	14,436	-	13,551	885
Other government and agency	20,929	-	20,515	414
Corporate	88,859	2	85,186	3,671
Residential mortgage/asset-backed securities	10	-	8	2
Commercial mortgage/asset-backed securities	737	-	284	453
Other securitized assets	2,629	-	2,582	47
AFS
Canadian government and agency	6,343	-	6,053	290
U.S. government and agency	15,608	-	15,597	11
Other government and agency	2,527	-	2,472	55
Corporate	5,203	-	4,928	275
Residential mortgage/asset-backed securities	68	-	67	1
Commercial mortgage/asset-backed securities	126	-	49	77
Other securitized assets	145	-	142	3
Public equities
FVTPL	15,690	15,682	-	8
AFS	2,452	2,449	2	1
Real estate - investment property(2)	12,570	-	-	12,570
Other invested assets(3)	14,067	-	-	14,067
Segregated funds net assets(4)	313,904	275,974	33,360	4,570
Total	$553,496	$297,761	$216,292	$39,443

Manulife Financial Corporation – Third Quarter 2016

As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$574	$-	$574	$-
AFS	13,548	-	13,548	-
Other	3,763	3,763	-	-
Debt securities(1)
FVTPL
Canadian government and agency	16,965	-	15,299	1,666
U.S. government and agency	15,964	-	15,119	845
Other government and agency	17,895	-	17,483	412
Corporate	80,269	2	76,296	3,971
Residential mortgage/asset-backed securities	27	-	12	15
Commercial mortgage/asset-backed securities	718	-	207	511
Other securitized assets	2,052	-	2,004	48
AFS
Canadian government and agency	4,318	-	4,165	153
U.S. government and agency	12,688	-	12,675	13
Other government and agency	1,688	-	1,645	43
Corporate	4,925	-	4,607	318
Residential mortgage/asset-backed securities	49	-	41	8
Commercial mortgage/asset-backed securities	123	-	27	96
Other securitized assets	146	-	141	5
Public equities
FVTPL	14,689	14,686	2	1
AFS	2,294	2,292	2	-
Real estate - investment property(2)	13,968	-	-	13,968
Other invested assets(3)	12,977	-	-	12,977
Segregated funds net assets(4)	313,249	277,779	30,814	4,656
Total	$532,889	$298,522	$194,661	$39,706

(1)
The debt securities included in Level 3 consist primarily of maturities greater than 30 years for which the Treasury yield curve is not observable and is extrapolated, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)
For real estate investment property, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 9.75% during the period and ranging from 3.75% to 9.50% during the year 2015) and terminal capitalization rates (ranging from 4.1% to 10.00% during the period and ranging from 4.5% to 9.75% during the year 2015). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9.63% to 16.0% (for the year 2015 – ranged from 10.05% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2015 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(4)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation – Third Quarter 2016

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at September 30, 2016	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$43,853	$46,185	$-	$-	$46,185
Private placements	28,492	31,676	-	25,623	6,053
Policy loans	5,952	5,952	-	5,952	-
Loans to Bank clients	1,770	1,776	-	1,776	-
Real estate - own use property	1,337	2,469	-	-	2,469
Other invested assets(1)	7,760	8,034	50	-	7,984
Total invested assets disclosed at fair value	$89,164	$96,092	$50	$33,351	$62,691
As at December 31, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$43,818	$45,307	$-	$-	$45,307
Private placements	27,578	29,003	-	23,629	5,374
Policy loans	5,912	5,912	-	5,912	-
Loans to Bank clients	1,778	1,782	-	1,782	-
Real estate - own use property	1,379	2,457	-	-	2,457
Other invested assets(1)	7,401	7,381	-	-	7,381
Total invested assets disclosed at fair value	$87,866	$91,842	$-	$31,323	$60,519
(1)
Other invested assets disclosed at fair value include $3,312 (December 31, 2015 ― $3,549) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period.  Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and nine months ended September 30, 2016 and 2015, the Company had no transfers from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had no transfers from Level 2 to Level 1 during the three and nine months ended September 30, 2016 and 2015.
For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the three and nine months ended September 30, 2016 and 2015. The Company had $7 and $6 transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015 – no transfers from Level 2 to Level 1).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Third Quarter 2016

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2016 and 2015.

For the three months ended September 30, 2016	Balance as at July 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3)	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at September 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,998	$63	$-	$36	$(37)	$-	$-	$(18)	$1	$2,043	$50
U.S. government & agency	956	(13)	-	-	-	-	-	(70)	12	885	(13)
Other government & agency	414	15	-	16	(4)	(23)	-	-	(4)	414	15
Corporate	3,812	13	-	105	(1)	(68)	-	(204)	14	3,671	11
Residential mortgage/asset-backed securities	2	(1)	-	-	-	-	-	-	1	2	1
Commercial mortgage/asset-backed securities	513	(7)	-	23	(16)	(1)	-	(67)	8	453	(6)
Other securitized assets	53	(1)	-	-	-	(5)	-	-	-	47	-
	7,748	69	-	180	(58)	(97)	-	(359)	32	7,515	58
AFS
Canadian government & agency	182	26	(20)	199	(96)	-	-	-	(1)	290	-
U.S. government & agency	14	-	-	-	-	-	-	(3)	-	11	-
Other government & agency	50	-	1	5	-	-	-	-	(1)	55	-
Corporate	270	-	1	5	-	-	-	-	(1)	275	-
Residential mortgage/asset-backed securities	1	(1)	1	-	-	1	-	-	(1)	1	-
Commercial mortgage/asset-backed securities	81	-	(1)	7	-	-	-	(11)	1	77	-
Other securitized assets	4	-	-	-	-	(1)	-	-	-	3	-
	602	25	(18)	216	(96)	-	-	(14)	(3)	712	-
Public equities
FVTPL	3	-	-	4	-	-	-	-	1	8	-
AFS	-	-	-	-	-	-	-	-	1	1	-
	3	-	-	4	-	-	-	-	2	9	-
Real estate - investment property	12,066	127	-	337	(39)	-	-	-	79	12,570	119
Other invested assets	13,190	410	1	581	(34)	(190)	-	-	109	14,067	421
	25,256	537	1	918	(73)	(190)	-	-	188	26,637	540
Segregated funds net assets	4,714	43	-	57	(149)	(1)	(13)	(99)	18	4,570	44
Total	$38,323	$674	$(17)	$1,375	$(376)	$(288)	$(13)	$(472)	$237	$39,443	$642

Manulife Financial Corporation – Third Quarter 2016

For the three months ended September 30, 2015	Balance as at July 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3)	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at September 30, 2015	Change in unrealized gains (losses) on ssets still held
Debt securities
FVTPL
Canadian government & agency	$715	$(274)	$-	$2,399	$(492)	$-	$-	$(293)	$4	$2,059	$(300)
U.S. government & agency	801	17	-	-	(15)	-	-	(35)	56	824	17
Other government & agency	392	(5)	-	16	(2)	-	-	-	(16)	385	(6)
Corporate	3,354	(123)	-	955	(87)	(22)	-	(176)	113	4,014	(121)
Residential mortgage/asset-backed securities	134	-	-	-	(39)	(6)	1	-	9	99	1
Commercial mortgage/asset-backed securities	559	(13)	-	92	(135)	(9)	-	-	42	536	(22)
Other securitized assets	68	1	-	-	(10)	(11)	-	-	4	52	-
	6,023	(397)	-	3,462	(780)	(48)	1	(504)	212	7,969	(431)
AFS				-
Canadian government & agency	1,051	63	(46)	21	(490)	-	-	(4)	2	597	-
U.S. government & agency	12	-	-	-	-	-	-	-	1	13	-
Other government & agency	48	-	(1)	3	(7)	-	-	-	(3)	40	-
Corporate	254	1	66	4	-	(6)	-	-	4	323	-
Residential mortgage/asset-backed securities	27	2	(1)	-	(9)	(1)	-	-	2	20	-
Commercial mortgage/asset-backed securities	86	-	14	14	(8)	(4)	-	-	7	109	-
Other securitized assets	18	-	-	-	-	(6)	-	-	1	13	-
	1,496	66	32	42	(514)	(17)	-	(4)	14	1,115	-
Public equities				-
FVTPL	-	-	-	-	-	-	-	-	1	1	-
AFS	-	-	-	-	-	-	-	-	1	1	-
	-	-	-	-	-	-	-	-	2	2	-
Real estate - investment property	12,246	190	-	464	(30)	-	-	-	483	13,353	188
Other invested assets	11,345	171	2	525	(124)	(115)	-	-	658	12,462	88
	23,591	361	2	989	(154)	(115)	-	-	1,141	25,815	276
Segregated funds net assets	4,671	(17)	-	44	(45)	(14)	-	-	199	4,838	(15)
Total	$35,781	$13	$34	$4,537	$(1,493)	$(194)	$1	$(508)	$1,568	$39,739	$(170)

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases in 2015 include assets acquired with the Canadian-based operations of Standard Life plc ("Standard Life").
(4)
Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife U.S. REIT in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the REIT and owns approximately 9.5% of its equity.

(5)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation – Third Quarter 2016

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2016 and 2015:

For the nine months ended September 30, 2016	Balance as at January 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3)	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at September 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,666	$353	$-	$143	$(37)	$-	$-	$(82)	$-	$2,043	$318
U.S. government & agency	845	114	-	39	-	-	-	(70)	(43)	885	114
Other government & agency	412	29	-	42	(27)	(27)	-	(1)	(14)	414	28
Corporate	3,971	281	-	350	(119)	(115)	-	(648)	(49)	3,671	273
Residential mortgage/asset-backed securities	15	(1)	-	-	(11)	(1)	-	-	-	2	1
Commercial mortgage/asset-backed securities	511	2	-	132	(42)	(4)	-	(128)	(18)	453	1
Other securitized assets	48	1	-	10	(1)	(8)	-	-	(3)	47	1
	7,468	779	-	716	(237)	(155)	-	(929)	(127)	7,515	736
AFS
Canadian government & agency	153	56	(22)	199	(96)	-	-	-	-	290	-
U.S. government & agency	13	-	2	-	-	-	-	(3)	(1)	11	-
Other government & agency	43	-	3	14	(5)	-	-	-	-	55	-
Corporate	318	3	2	27	(25)	(3)	-	(46)	(1)	275	-
Residential mortgage/asset-backed securities	8	(1)	1	-	(6)	-	-	-	(1)	1	-
Commercial mortgage/asset-backed securities	96	-	1	19	-	(1)	-	(34)	(4)	77	-
Other securitized assets	5	1	1	-	-	(3)	-	-	(1)	3	-
	636	59	(12)	259	(132)	(7)	-	(83)	(8)	712	-
Public equities
FVTPL	1	-	-	6	-	-	-	-	1	8	-
AFS	-	-	-	-	-	-	-	-	1	1	-
	1	-	-	6	-	-	-	-	2	9	-
Real estate - investment property	13,968	158	-	542	(1,661)	-	-	-	(437)	12,570	196
Other invested assets	12,977	637	7	1,585	(58)	(529)	-	-	(552)	14,067	682
	26,945	795	7	2,127	(1,719)	(529)	-	-	(989)	26,637	878
Segregated funds net assets	4,656	114	-	334	(248)	(18)	(25)	(103)	(140)	4,570	106
Total	$39,706	$1,747	$(5)	$3,442	$(2,336)	$(709)	$(25)	$(1,115)	$(1,262)	$39,443	$1,720

Manulife Financial Corporation – Third Quarter 2016

For the nine months ended September 30, 2015	Balance as at January 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3)	Sales(4)	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)	Currency movement	Balance as at September 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$(270)	$-	$2,753	$(839)	$-	$-	$(597)	$6	$2,059	$(308)
U.S. government & agency	808	(47)	-	-	(15)	-	-	(35)	113	824	(46)
Other government & agency	437	2	-	32	(66)	(7)	-	(6)	(7)	385	1
Corporate	3,150	(265)	-	1,312	(96)	(47)	53	(315)	222	4,014	(241)
Residential mortgage/asset-backed securities	133	3	-	-	(39)	(20)	1	-	21	99	4
Commercial mortgage/asset-backed securities	577	(10)	-	133	(135)	(83)	-	(31)	85	536	(18)
Other securitized assets	61	1	-	-	(10)	(15)	6	-	9	52	-
	6,172	(586)	-	4,230	(1,200)	(172)	60	(984)	449	7,969	(608)
AFS
Canadian government & agency	884	61	(60)	466	(728)	-	-	(26)	-	597	-
U.S. government & agency	12	-	(1)	-	-	-	-	-	2	13	-
Other government & agency	54	-	-	7	(16)	(1)	-	(1)	(3)	40	-
Corporate	234	-	63	26	(11)	(12)	16	-	7	323	-
Residential mortgage/asset-backed securities	28	3	(1)	-	(9)	(6)	-	-	5	20	-
Commercial mortgage/asset-backed securities	83	-	16	14	(8)	(9)	-	-	13	109	-
Other securitized assets	13	-	-	-	-	(8)	5	-	3	13	-
	1,308	64	17	513	(772)	(36)	21	(27)	27	1,115	-
Public equities
FVTPL	2	(1)	-	-	-	-	-	-	-	1	(1)
AFS	-	-	-	2	(2)	-	-	-	1	1	-
	2	(1)	-	2	(2)	-	-	-	1	2	(1)
Real estate - investment property	9,270	778	-	2,406	(30)	-	-	-	929	13,353	776
Other invested assets	10,231	246	2	1,553	(380)	(488)	-	-	1,298	12,462	66
	19,501	1,024	2	3,959	(410)	(488)	-	-	2,227	25,815	842
Segregated funds net assets	2,591	15	-	1,999	(195)	38	-	-	390	4,838	8
Total	$29,574	$516	$19	$10,703	$(2,579)	$(658)	$81	$(1,011)	$3,094	$39,739	$241

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases in 2015 include assets acquired with the Canadian-based operations of Standard Life plc ("Standard Life").
(4)
Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife U.S. REIT in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the REIT and owns approximately 9.5% of its equity.

(5)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of the period.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – Third Quarter 2016

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		September 30, 2016			December 31, 2015
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$2,412	$-	$844	$2,077	$1	$553
	Foreign currency swaps	89	-	8	95	1	3
Cash flow hedges	Foreign currency swaps	1,297	9	548	826	-	476
	Forward contracts	279	-	20	351	-	43
	Equity contracts	144	6	3	98	-	3
Total derivatives in qualifying hedge accounting relationships		4,221	15	1,423	3,447	2	1,078
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		306,257	38,048	20,568	315,230	22,771	11,935
Interest rate futures		9,395	-	-	9,455	-	-
Interest rate options		8,536	494	-	5,887	200	-
Foreign currency swaps		11,588	535	1,581	9,382	331	1,758
Currency rate futures		5,691	-	-	5,746	-	-
Forward contracts		14,460	1,865	19	13,393	520	241
Equity contracts		15,427	650	40	11,251	438	38
Credit default swaps		821	14	-	748	10	-
Equity futures		18,371	-	-	19,553	-	-
Total derivatives not designated in qualifying hedge accounting relationships		390,546	41,606	22,208	390,645	24,270	13,972
Total derivatives		$394,767	$41,621	$23,631	$394,092	$24,272	$15,050

The total notional value of $395 billion (December 31, 2015 – $394 billion) includes $215 billion (December 31, 2015 – $225 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and the Company's macro equity risk hedging programs. As a result of the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in lower net fair value exposure to the Company than what the gross notional amount would suggest.
Fair value of derivative instruments is summarized by term to maturity in the following table. The fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at September 30, 2016	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,180	$1,113	$1,298	$38,030	$41,621
Derivative liabilities	200	483	623	22,325	23,631
	Remaining term to maturity
As at December 31, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$362	$689	$593	$22,628	$24,272
Derivative liabilities	298	676	632	13,444	15,050
Manulife Financial Corporation – Third Quarter 2016

The following tables present fair value of derivative contracts categorized by hierarchy.

As at September 30, 2016	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$40,377	$-	$38,444	$1,933
Foreign exchange contracts	574	-	572	2
Equity contracts	656	-	147	509
Credit default swaps	14	-	14	-
Total derivative assets	$41,621	$-	$39,177	$2,444
Derivative liabilities
Interest rate contracts	$21,429	$-	$20,799	$630
Foreign exchange contracts	2,159	-	2,157	2
Equity contracts	43	-	2	41
Credit default swaps	-	-	-	-
Total derivative liabilities	$23,631	$-	$22,958	$673
As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$23,475	$-	$22,767	$708
Foreign exchange contracts	349	-	339	10
Equity contracts	438	-	79	359
Credit default swaps	10	-	10	-
Total derivative assets	$24,272	$-	$23,195	$1,077
Derivative liabilities
Interest rate contracts	$12,700	$-	$11,997	$703
Foreign exchange contracts	2,309	-	2,309	-
Equity contracts	41	-	17	24
Credit default swaps	-	-	-	-
Total derivative liabilities	$15,050	$-	$14,323	$727

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three month ended September 30,		nine months ended September 30,
For the	2016	2015	2016	2015
Balance at the beginning of the period	$1,628	$288	$350	$1,105
Net realized / unrealized gains (losses) included in:
Net income(1)	149	170	1,418	(423)
OCI(2)	10	(20)	4	(18)
Purchases	237	5	360	40
Sales	25	53	(124)	(222)
Transfers
Into Level 3(3)	-	-	-	-
Out of Level 3(3)	(292)	(52)	(211)	(100)
Currency movement	14	19	(26)	81
Balance at the end of the period	$1,771	$463	$1,771	$463
Change in unrealized gains (losses) on instruments still held	$170	$219	$1,505	$(318)

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Manulife Financial Corporation – Third Quarter 2016

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could be material.
Annual Review 2016
The quantification of the impact of the 2016 comprehensive review of valuation methods and assumptions is as of July 1, 2016 for all lines of business.
In the third quarter of 2016, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $682, net of reinsurance, and a decrease in net income attributed to shareholders of $455 post-tax.

	For the three months ended			For the nine months ended
	September 30, 2016			September 30, 2016
Assumption	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders (post-tax)	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders (post-tax)
Long-Term Care triennial review	$639	$639	$(415)	$639	$639	$(415)
Mortality and morbidity updates	(12)	(53)	76	(12)	(53)	76
Lapses and policyholder behaviour
U.S. Variable Annuities guaranteed minimum withdrawal benefit incidence and utilization	(1,024)	(1,024)	665	(1,024)	(1,024)	665
Other lapses and policyholder behaviour	509	427	(353)	509	427	(353)
Economic reinvestment assumptions	459	443	(313)	459	443	(313)
Other updates	650	250	(115)	531	215	(103)
Net impact	$1,221	$682	$(455)	$1,102	$647	$(443)

Long-Term Care triennial review
U.S. Insurance completed a comprehensive Long-Term Care experience study. This included a review of mortality, morbidity and lapse experience, as well as the reserve for in-force rate increases filed as a result of the 2013 review. In addition, the Company implemented refinements to the modelling of future tax cash flows for long-term care. The net impact of the review was a $415 charge to net income attributed to shareholders.
Expected future claims costs increased primarily due to claims periods being longer than expected in policy liabilities, and a reduction in lapse and mortality rates. This increase in expected future claims costs was partially offset by a number of items, including expected future premium increases resulting from this year's review and a decrease in the margin for adverse deviations related to the rate of inflation embedded in the Company's benefit utilization assumptions.
The review of premium increases assumed in the policy liabilities resulted in a benefit to earnings of $1.0 billion; this includes future premium increases that are due to the 2016 review of morbidity, mortality and lapse assumptions, and outstanding amounts from the Company's 2013 state filings. Premium increases averaging approximately twenty per cent will be sought on the vast majority of the in-force business, excluding the carryover of 2013 amounts requested. The Company's assumptions reflect the estimated timing and amount of state approved premium increases. The actual experience obtaining price increases could be materially different than the Company has assumed, resulting in further increases or decreases in policy liabilities which could be material.

Manulife Financial Corporation – Third Quarter 2016

Mortality and morbidity updates
Mortality and morbidity assumptions were updated across several business units to reflect recent experience, including updates to morbidity assumptions for certain medical insurance products in Japan, leading to a $76 benefit to net income attributed to shareholders.
Updates to lapses and policyholder behaviour
U.S. Variable Annuities guaranteed minimum withdrawal benefit incidence and utilization assumptions were updated to reflect recent experience which led to a $665 benefit to net income attributed to shareholders. The Company updated its incidence assumptions to reflect the favourable impact of policyholders taking withdrawals later than expected.  This was partially offset by an increase in the Company's utilization assumptions.
In Japan, lapse rates for term life insurance products were increased at certain durations which led to a $228 charge to net income attributed to shareholders. Other updates to lapse and policyholder behavior assumptions were made across several product lines, including term products in Canada, which led to a $125 charge to net income attributed to shareholders.
Updates to economic reinvestment assumptions
The Company updated economic reinvestment assumptions for risk free rates used in the valuation of policy liabilities which resulted in a $313 charge to net income attributed to shareholders. These updates included a proactive ten basis point reduction in the ultimate reinvestment risk assumptions and a commensurate change in the calibration criteria for stochastic risk free rates. These updates reflect the fact that interest rates are lower than they were when the current prescribed URR and the calibration criteria for stochastic risk free rates were promulgated by the Actuarial Standards Board ("ASB") in 2014. The ASB has indicated that it will update the promulgation periodically, when necessary. The Company expects the promulgation to be updated in 2017 and, if required, it will make further updates to its economic reinvestment assumptions at that time.
Other updates
Other model refinements related to the projection of both asset and liability cash flows across several business units led to a $115 charge to net income attributed to shareholders. This included a charge due to refinements to the Company's CALM models and assumptions offset by a benefit due to refinements to the modelling of future tax cash flows for certain assets in the U.S.
Annual Review 2015
In the third quarter of 2015, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $334, net of reinsurance. Net income attributed to shareholders decreased by $285 post-tax.

	For the three months ended			For the nine months ended
	September 30, 2015			September 30, 2015
Assumption	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders (post-tax)	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$(191)	$(146)	$168	$(191)	$(146)	$168
Lapses and policyholder behaviour	968	586	(456)	968	586	(456)
Other updates	(499)	(106)	3	(458)	(3)	(66)
Net impact	$278	$334	$(285)	$319	$437	$(354)

(b)	Investment contracts – Fair value measurement
As at September 30, 2016, fair value of the investment contract liabilities measured at fair value was $635 (December 31, 2015 – $785). Carrying value and fair value of the investment contract liabilities measured at amortized cost were $2,633 and $2,953, respectively (December 31, 2015 – $2,712 and $2,832, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and nine months ended September 30, 2016 and 2015.

Manulife Financial Corporation – Third Quarter 2016

	three months ended September 30,		nine months ended September 30,
For the	2016	2015	2016	2015
Death, disability and other claims	$3,310	$3,220	$10,309	$9,756
Maturity and surrender benefits	1,697	1,597	4,928	4,572
Annuity payments	1,074	1,033	3,219	3,069
Policyholder dividends and experience rating refunds	329	219	859	848
Net transfers from segregated funds	(292)	(328)	(587)	(709)
Total	$6,118	$5,741	$18,728	$17,536

Note 6	Risk Management

The Company's risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2015 Annual Consolidated Financial Statements as well as the shaded tables and text under the "Risk Management " section of the Management Discussion and Analysis ("MD&A") in the 2015 Annual Report.
(a)	Risk disclosures included in third quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections E2 to E6 of the Third Quarter 2016 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting", and are an integral part of these Interim Consolidated Financial Statements.
(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at September 30, 2016	AAA	AA		A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$94	$1,556	$4,209		$2,188	$10	$-	$8,057
Office	78	1,177	3,715		2,112	57	28	7,167
Multi-family residential	753	1,211	1,924		840	-	-	4,728
Industrial	24	314	1,515		840	170	-	2,863
Other	428	256	1,219		580	60	-	2,543
Total commercial mortgages	1,377	4,514	12,582		6,560	297	28	25,358
Agricultural mortgages	-	148	60		463	152	-	823
Private placements	1,037	4,303	9,983		11,204	999	966	28,492
Total	$2,414	$8,965	$22,625		$18,227	$1,448	$994	$54,673
As at December 31, 2015	AAA	AA		A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$109	$1,307	$4,419		$2,135	$10	$5	$7,985
Office	112	944	3,301		2,444	286	50	7,137
Multi-family residential	862	1,227	1,630		905	-	-	4,624
Industrial	30	303	1,213		1,262	23	-	2,831
Other	487	270	1,083		870	70	-	2,780
Total commercial mortgages	1,600	4,051	11,646		7,616	389	55	25,357
Agricultural mortgages	-	-	230		540	168	-	938
Private placements	1,030	3,886	9,813		10,791	1,113	945	27,578
Total	$2,630	$7,937	$21,689		$18,947	$1,670	$1,000	$53,873

Manulife Financial Corporation – Third Quarter 2016

The credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan as performing or non-performing being the key credit quality indicator.
The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	September 30, 2016			December 31, 2015
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,712	$9,941	$17,653	$8,027	$9,478	$17,505
Non-performing(1)	6	13	19	7	11	18
Loans to Bank clients
Performing	n/a	1,770	1,770	n/a	1,778	1,778
Non-performing(1)	n/a	-	-	n/a	-	-
Total	$7,718	$11,724	$19,442	$8,034	$11,267	$19,301
(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.
(ii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company's financial assets that are considered past due or impaired.

	Past due but not impaired
As at September 30, 2016	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$1	$-	$1	$23	$-
AFS	1	10	11	-	-
Private placements	242	-	242	157	91
Mortgages and loans to Bank clients	55	23	78	33	28
Other financial assets	125	35	160	1	-
Total	$424	$68	$492	$214	$119
	Past due but not impaired
As at December 31, 2015	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$92	$-	$92	$15	$-
AFS	3	1	4	-	-
Private placements	214	-	214	114	72
Mortgages and loans to Bank clients	51	23	74	31	29
Other financial assets	12	26	38	1	-
Total	$372	$50	$422	$161	$101
(c)	Securities lending, repurchase and reverse repurchase transactions
As at September 30, 2016, the Company had loaned securities (which are included in invested assets) with a market value of $1,633 (December 31, 2015 – $648). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2016, the Company had engaged in reverse repurchase transactions of $1,433 (December 31, 2015 – $547) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $1,036 as at September 30, 2016 (December 31, 2015 – $269) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") in order to complement its cash debt securities investing. The Company will not write CDS protection in excess of its government bond holdings.

Manulife Financial Corporation – Third Quarter 2016

The following tables provide details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2016	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$39	$-	1
AA	157	1	1
A	463	9	2
BBB	162	4	3
Total single name CDSs	$821	$14	2
Total CDS protection sold	$821	$14	2

As at December 31, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$49	$1	2
AA	131	1	1
A	424	7	3
BBB	144	1	4
Total single name CDSs	$748	$10	3
Total CDS protection sold	$748	$10	3
(1)	Rating agency designations are based on S&P where available followed by Moody's, DBRS and Fitch. If no rating is available from a rating agency then an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.
The Company held no purchased credit protection as at September 30, 2016 and December 31, 2015.
(e)	Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss positions and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at September 30, 2016, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 24 per cent (December 31, 2015 – 21 per cent). As at September 30, 2016, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $6,217 (December 31, 2015 – $4,155). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2015 – nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

Manulife Financial Corporation – Third Quarter 2016

In the case of repurchase and reverse repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2016	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$42,578	$(21,525)	$(20,916)	$137	$136
Securities lending	1,633	-	(1,633)	-	-
Reverse repurchase agreements	1,433	(349)	(1,083)	1	1
Total financial assets	$45,644	$(21,874)	$(23,632)	$138	$137
Financial liabilities
Derivative liabilities	$(24,749)	$21,525	$2,847	$(377)	$(38)
Repurchase agreements	(1,036)	349	685	(2)	(2)
Total financial liabilities	$(25,785)	$21,874	$3,532	$(379)	$(40)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$25,332	$(13,004)	$(12,260)	$68	$68
Securities lending	648	-	(648)	-	-
Reverse repurchase agreements	547	(33)	(514)	-	-
Total financial assets	$26,527	$(13,037)	$(13,422)	$68	$68
Financial liabilities
Derivative liabilities	$(16,003)	$13,004	$2,711	$(288)	$(49)
Repurchase agreements	(269)	33	236	-	-
Total financial liabilities	$(16,272)	$13,037	$2,947	$(288)	$(49)
(1)	Financial assets and liabilities in the above table include accrued interest of $963 and $1,118, respectively (December 31, 2015 – $1,062 and $953, respectively).
(2)
Financial and cash collateral excludes over-collateralization. As at September 30, 2016 the Company was over-collateralized on derivative assets, derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $2,675, $697, $95 and nil, respectively (December 31, 2015 – $680, $498, $43 and nil , respectively). As at September 30, 2016, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Manulife Financial Corporation – Third Quarter 2016

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				September 30,	December 31,
As at	Issue date	Maturity date	Par value	2016	2015
4.70% Senior notes(1)(3)	June 23, 2016	June 23, 2046	US$1,000	$1,303	$-
5.375% Senior notes(2)(3)	March 4, 2016	March 4, 2046	US$750	971	-
4.150% Senior notes(2)(3)	March 4, 2016	March 4, 2026	US$1,000	1,301	-
4.90% Senior notes	September 17, 2010	September 17, 2020	US$500	653	689
7.768% Medium term notes	April 8, 2009	April 8, 2019	$600	599	599
5.505% Medium term notes	June 26, 2008	June 26, 2018	$400	400	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	November 30, 2010	December 15, 2016	$150	150	150
Other notes payable	n/a	n/a	n/a	8	16
Total				$5,385	$1,853

(1)
Issued by MFC during the year, interest is payable semi-annually. The notes may be redeemed in whole, but not in part, at the option of MFC, on June 23, 2021 and thereafter on every June 23, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.

(2)
Issued by MFC during the year. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus a specified number of basis points. The numbers of basis points for the 5.375% and 4.150% senior notes are 40 and 35, respectively.

(3)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the remeasurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2016, fair value of long-term debt was $5,927 (December 31, 2015 – $2,066). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2015 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

					September 30,	December 31,
As at	Issue date	Maturity date	Par value		2016	2015
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108		$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036		$650	646	646
Subordinated debentures - 3.181% fixed/floating	November 20, 2015	November 22, 2027		$1,000	996	995
Subordinated debentures - 3.85% fixed/fixed reset(1)	May 25, 2016	May 25, 2026	$	S500	478	-
Subordinated debentures - 2.389% fixed/floating	June 1, 2015	January 5, 2026		$350	349	348
Subordinated debentures - 2.10% fixed/floating	March 10, 2015	June 1, 2025		$750	747	747
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025		$500	499	498
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024		$500	499	498
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$	450	613	649
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023		$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023		$200	200	200
Subordinated debentures - 3.938% fixed/floating	September 21, 2012	September 21, 2022		$400	409	417
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022		$500	499	499
Subordinated note - floating	December 14, 2006	December 15, 2021		$400	400	400
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021		$550	550	549
Total					$8,134	$7,695

(1)
Issued by MFC during the year, interest is payable semi-annually. After May 25, 2021, the interest rate will reset to equal the 5-year Singapore Dollar Swap rate plus 1.97%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on May 25, 2021 and thereafter on each interest payment date at a redemption price equal to par, together with accrued and unpaid interest.

Manulife Financial Corporation – Third Quarter 2016

(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2016, fair value of capital instruments was $8,400 (December 31, 2015 – $7,916). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2015 – Level 2).

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2016		2015
For the periods ended September 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 21(1)	17	425	-	-
Converted, Class 1 shares, Series 3(2)	(2)	(42)	-	-
Issued, Class 1 shares, Series 4(2)	2	42	-	-
Issuance costs, net of tax	-	(8)	-	-
Balance, September 30	127	$3,110	110	$2,693
(1)
On February 25, 2016, MFC issued 16 million of Rate Reset Class 1 Shares Series 21 at a price of $25 per share to raise gross proceeds of $400 and, on March 3, 2016, MFC issued an additional 1 million Class 1 Shares Series 21 pursuant to the exercise in full by the underwriters of their option to purchase additional Class 1 Shares Series 21, for total gross proceeds of $425.

(2)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 3 on June 19, 2016 (the earliest redemption date). 1,664,169 of 8,000,000 Class 1 Shares Series 3 were converted, on a one-for-one basis, into Floating Rate Class 1 Shares Series 4 on June 20, 2016. 6,335,831 Class 1 Shares Series 3 remain outstanding at an annual fixed dividend rate of 2.178% for a five year period commencing on June 20, 2016.

Further information on the preferred shares outstanding is as follows.

As at September 30, 2016	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7(4),(5)	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9(4),(5)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(4),(5)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Total				127	$3,175	$3,110

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares, MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.

Manulife Financial Corporation – Third Quarter 2016

(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30% and Series 21 – 4.97%.

(5)
On the earliest date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three month Government of Canada Treasury bill yield plus 1.41%.

(b)	Common shares
As at September 30, 2016, there were 34 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2015 – 33 million).

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2016	December 31, 2015
Balance, beginning of period	1,972	1,864
Issued on exercise of stock options and deferred share units	1	2
Issued in exchange for subscription receipts	-	106
Balance, end of period	1,973	1,972

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
For the	September 30,		September 30,
(in millions)	2016	2015	2016	2015
Weighted average number of common shares	1,973	1,971	1,972	1,959
Dilutive stock-based awards(1)	3	6	4	7
Dilutive convertible instruments	-	-	-	10
Weighted average number of diluted common shares	1,976	1,977	1,976	1,976

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

	three months ended		nine months ended
For the	September 30,		September 30,
	2016	2015	2016	2015
Basic earnings per common share	$0.55	$0.30	$1.40	$0.95
Diluted earnings per common share	0.55	0.30	1.40	0.94

Manulife Financial Corporation – Third Quarter 2016

Note 10	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended September 30,	2016	2015	2016	2015
Defined benefit current service cost	$14	$14	$-	$-
Defined benefit administrative expenses	2	1	1	-
Past service cost - curtailments(1)	-	(9)	-	-
Service cost	16	6	1	-
Interest on net defined benefit (asset) liability	7	7	1	1
Defined benefit cost	23	13	2	1
Defined contribution cost	10	16	-	-
Net benefit cost	$33	$29	$2	$1

	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2016	2015	2016	2015
Defined benefit current service cost	$39	$37	$-	$1
Defined benefit administrative expenses	5	4	2	-
Past service cost - curtailments(1)	-	(9)	-	-
Service cost	44	32	2	1
Interest on net defined benefit (asset) liability	21	20	3	3
Defined benefit cost	65	52	5	4
Defined contribution cost	46	52	-	-
Net benefit cost	$111	$104	$5	$4
(1)
Past service cost of ($9) relates to the curtailment recognized under the defined benefit component of The Standard Life Assurance Company of Canada Staff Pension Plan due to employees whose plan membership ceased during 2015.

Note 11	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.
The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.
(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.

Manulife Financial Corporation – Third Quarter 2016

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI as part of the Standard Life acquisition on the wind up of the Standard Life Assurance Company of Canada ("SCDA") on that date. SCDA was acquired by MLI on January 30, 2015.
The following tables set forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information
For the three months ended September 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$161	$14,923	$(20)	$(607)	$14,457	$14
Net income (loss) attributed to shareholders	1,117	1,326	(303)	(1,023)	1,117	2
For the three months ended September 30, 2015	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$195	$6,850	$1,248	$(1,189)	$7,104	$29
Net income (loss) attributed to shareholders	622	529	61	(590)	622	9
For the nine months ended September 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$306	$56,441	$3,349	$(3,285)	$56,811	$23
Net income (loss) attributed to shareholders	2,866	2,901	(286)	(2,615)	2,866	(7)
For the nine months ended September 30, 2015	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$301	$23,675	$1,379	$(1,314)	$24,041	$76
Net income (loss) attributed to shareholders	1,945	1,841	69	(1,910)	1,945	21

Condensed Consolidated Statements of Financial Position Information
As at September 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$156	$321,832	$6,768	$-	$328,756	$6
Total other assets	72,851	118,482	62,470	(154,164)	99,639	1,748
Segregated funds net assets	-	313,904	-	-	313,904	-
Insurance contract liabilities	-	306,751	19,840	(19,098)	307,493	-
Investment contract liabilities	-	3,268	-	-	3,268	-
Segregated funds net liabilities	-	313,904	-	-	313,904	-
Total other liabilities	30,588	81,504	48,165	(85,938)	74,319	1,552
As at December 31, 2015	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$122	$301,646	$5,738	$-	$307,506	$5
Total other assets	43,248	97,926	15,491	(74,549)	82,116	1,651
Segregated funds net assets	-	313,249	-	-	313,249	-
Insurance contract liabilities	-	284,647	18,197	(17,556)	285,288	-
Investment contract liabilities	-	3,497	-	-	3,497	-
Segregated funds net liabilities	-	313,249	-	-	313,249	-
Total other liabilities	2,211	69,335	1,445	(14,092)	58,899	1,447
(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 14.

Manulife Financial Corporation – Third Quarter 2016

Note 12	Segmented Information

The Company's reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. Revenue from the Company's divisions is derived principally from life and health insurance, investment management and annuities and mutual funds. The Corporate and Other segment is comprised of the Investment Division's external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.
The 2015 assets and earnings (net investment income and income tax recovery (expense)) on assets backing capital allocated to each operating segment have been reclassified to align with the methodology used in 2016.

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,104	$1,074	$1,750	$22	$5,950
Annuities and pensions	905	139	203	-	1,247
Net premium income	4,009	1,213	1,953	22	7,197
Net investment income	228	1,892	2,035	184	4,339
Other revenue	428	924	1,514	55	2,921
Total revenue	4,665	4,029	5,502	261	14,457
Contract benefits and expenses
Life and health insurance	2,137	1,553	2,948	588	7,226
Annuities and pensions	669	856	298	-	1,823
Net benefits and claims	2,806	2,409	3,246	588	9,049
Interest expense	37	87	13	151	288
Other expenses	1,092	1,062	1,491	161	3,806
Total contract benefits and expenses	3,935	3,558	4,750	900	13,143
Income (loss) before income taxes	730	471	752	(639)	1,314
Income tax (expense) recovery	(83)	(69)	(193)	228	(117)
Net income (loss)	647	402	559	(411)	1,197
Less net income (loss) attributed to:
Non-controlling interests	40	-	-	27	67
Participating policyholders	46	(33)	-	-	13
Net income (loss) attributed to shareholders	$561	$435	$559	$(438)	$1,117

Manulife Financial Corporation – Third Quarter 2016

For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2015	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,283	$1,019	$1,764	$24	$5,090
Annuities and pensions	785	148	210	-	1,143
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	-	(7,996)	-	(7,996)
Net premium income	3,068	1,167	(6,022)	24	(1,763)
Net investment income (loss)	(210)	806	5,503	281	6,380
Other revenue	372	716	1,415	(16)	2,487
Total revenue	3,230	2,689	896	289	7,104
Contract benefits and expenses
Life and health insurance	1,357	739	(4,123)	395	(1,632)
Annuities and pensions	806	327	3,009	-	4,142
Net benefits and claims	2,163	1,066	(1,114)	395	2,510
Interest expense	32	128	15	107	282
Other expenses	831	1,002	1,316	175	3,324
Total contract benefits and expenses	3,026	2,196	217	677	6,116
Income (loss) before income taxes	204	493	679	(388)	988
Income tax (expense) recovery	(60)	(206)	(172)	122	(316)
Net income (loss)	144	287	507	(266)	672
Less net income (loss) attributed to:
Non-controlling interests	18	-	-	6	24
Participating policyholders	15	11	-	-	26
Net income (loss) attributed to shareholders	$111	$276	$507	$(272)	$622
By segment
As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$8,962	$3,249	$4,899	$65	$17,175
Annuities and pensions	2,929	462	65	-	3,456
Net premium income	11,891	3,711	4,964	65	20,631
Net investment income	3,584	7,777	15,737	538	27,636
Other revenue	1,042	2,681	4,379	442	8,544
Total revenue	16,517	14,169	25,080	1,045	56,811
Contract benefits and expenses
Life and health insurance	9,699	4,671	14,565	818	29,753
Annuities and pensions	2,590	4,481	4,732	-	11,803
Net benefits and claims	12,289	9,152	19,297	818	41,556
Interest expense	107	218	26	396	747
Other expenses	3,108	3,124	4,112	550	10,894
Total contract benefits and expenses	15,504	12,494	23,435	1,764	53,197
Income (loss) before income taxes	1,013	1,675	1,645	(719)	3,614
Income tax (expense) recovery	(155)	(350)	(438)	297	(646)
Net income (loss)	858	1,325	1,207	(422)	2,968
Less net income (loss) attributed to:
Non-controlling interests	97	-	-	23	120
Participating policyholders	51	(69)	-	-	(18)
Net income (loss) attributed to shareholders	$710	$1,394	$1,207	$(445)	$2,866
Total assets	$95,872	$217,938	$385,598	$42,891	$742,299

Manulife Financial Corporation – Third Quarter 2016

As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2015	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$6,190	$3,043	$5,090	$64	$14,387
Annuities and pensions	1,809	363	654	-	2,826
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	-	(7,996)	-	(7,996)
Net premium income	7,999	3,406	(2,252)	64	9,217
Net investment income	208	1,902	4,926	384	7,420
Other revenue	1,065	2,299	3,944	96	7,404
Total revenue	9,272	7,607	6,618	544	24,041
Contract benefits and expenses
Life and health insurance	4,264	3,125	(2,134)	518	5,773
Annuities and pensions	1,689	194	3,384	-	5,267
Net benefits and claims	5,953	3,319	1,250	518	11,040
Interest expense	91	363	46	349	849
Other expenses	2,295	3,006	3,828	541	9,670
Total contract benefits and expenses	8,339	6,688	5,124	1,408	21,559
Income (loss) before income taxes	933	919	1,494	(864)	2,482
Income tax (expense) recovery	(121)	(323)	(357)	397	(404)
Net income (loss)	812	596	1,137	(467)	2,078
Less net income (loss) attributed to:
Non-controlling interests	71	-	-	5	76
Participating policyholders	45	12	-	-	57
Net income (loss) attributed to shareholders	$696	$584	$1,137	$(472)	$1,945
Total assets	$76,135	$201,535	$369,659	$34,523	$681,852

The results of the Company's business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company's Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
September 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,122	$963	$1,750	$115	$5,950
Annuities and pensions	905	139	203	-	1,247
Net premium income	4,027	1,102	1,953	115	7,197
Net investment income	345	1,926	2,022	46	4,339
Other revenue	447	872	1,595	7	2,921
Total revenue	$4,819	$3,900	$5,570	$168	$14,457
For the three months ended
September 30, 2015	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,300	$896	$1,764	$130	$5,090
Annuities and pensions	786	147	210	-	1,143
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	-	(7,996)	-	(7,996)
Net premium income	3,086	1,043	(6,022)	130	(1,763)
Net investment income (loss)	(229)	1,038	5,541	30	6,380
Other revenue	375	603	1,512	(3)	2,487
Total revenue	$3,232	$2,684	$1,031	$157	$7,104

Manulife Financial Corporation – Third Quarter 2016

By geographic location
For the nine months ended
September 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$9,017	$2,902	$4,900	$356	$17,175
Annuities and pensions	2,929	462	65	-	3,456
Net premium income	11,946	3,364	4,965	356	20,631
Net investment income	3,928	7,748	15,800	160	27,636
Other revenue	1,086	2,624	4,809	25	8,544
Total revenue	$16,960	$13,736	$25,574	$541	$56,811
For the nine months ended
September 30, 2015	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$6,242	$2,690	$5,091	$364	$14,387
Annuities and pensions	1,809	363	654	-	2,826
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	-	(7,996)	-	(7,996)
Net premium income	8,051	3,053	(2,251)	364	9,217
Net investment income	255	2,291	4,784	90	7,420
Other revenue	1,081	2,100	4,209	14	7,404
Total revenue	$9,387	$7,444	$6,742	$468	$24,041

Note 13	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds. The carrying value and change in segregated funds net assets are as follows.
Segregated funds net assets

As at	September 30, 2016	December 31, 2015
Investments at market value
Cash and short-term securities	$3,401	$4,370
Debt securities	16,287	15,269
Equities	12,841	13,079
Mutual funds	277,822	277,015
Other investments	4,527	4,538
Accrued investment income	208	205
Other assets and liabilities, net	(661)	(729)
Total segregated funds net assets	$314,425	$313,747
Composition of segregated funds net assets
Held by policyholders	$313,904	$313,249
Held by the Company	521	498
Total segregated funds net assets	$314,425	$313,747

Manulife Financial Corporation – Third Quarter 2016

Changes in segregated funds net assets

	three months ended September 30,		nine months ended September 30,
For the	2016	2015	2016	2015
Net policyholder cash flow
Deposits from policyholders	$8,291	$8,401	$24,883	$24,461
Net transfers to general fund	(294)	(332)	(587)	(624)
Payments to policyholders	(9,537)	(9,264)	(28,318)	(29,543)
	(1,540)	(1,195)	(4,022)	(5,706)
Investment related
Interest and dividends	4,666	4,526	6,212	6,091
Net realized and unrealized investment gains (losses)	6,770	(19,719)	11,370	(13,917)
	11,436	(15,193)	17,582	(7,826)
Other
Management and administration fees	(1,068)	(1,023)	(3,327)	(3,246)
Acquired through Standard Life	-	-	-	32,171
Impact of changes in foreign exchange rates	1,939	15,041	(9,555)	29,631
	871	14,018	(12,882)	58,556
Net additions (deductions)	10,767	(2,370)	678	45,024
Segregated funds net assets, beginning of period	303,658	304,128	313,747	256,734
Segregated funds net assets, end of period	$314,425	$301,758	$314,425	$301,758

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management" section of the Company's Third Quarter 2016 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 14	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2015 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2016

Condensed Consolidating Statement of Financial Position

As at September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$156	$108,174	$220,839	$(413)	$328,756
Investments in unconsolidated subsidiaries	49,210	6,357	40,193	(95,760)	-
Reinsurance assets	-	52,769	9,816	(28,421)	34,164
Other assets	23,641	41,069	73,586	(72,821)	65,475
Segregated funds net assets	-	172,924	143,007	(2,027)	313,904
Total assets	$73,007	$381,293	$487,441	$(199,442)	$742,299
Liabilities and equity
Insurance contract liabilities	$-	$150,700	$186,066	$(29,273)	$307,493
Investment contract liabilities	-	1,227	2,045	(4)	3,268
Other liabilities	24,883	38,106	70,028	(72,217)	60,800
Long-term debt	5,227	-	8	150	5,385
Capital instruments	478	1,145	30,174	(23,663)	8,134
Segregated funds net liabilities	-	172,924	143,007	(2,027)	313,904
Shareholders' equity	42,419	17,191	55,218	(72,409)	42,419
Participating policyholders' equity	-	-	169	-	169
Non-controlling interests	-	-	726	1	727
Total liabilities and equity	$73,007	$381,293	$487,441	$(199,442)	$742,299

Condensed Consolidating Statement of Financial Position
As at December 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$122	$108,736	$199,031	$(383)	$307,506
Investments in unconsolidated subsidiaries	42,919	6,684	17,653	(67,256)	-
Reinsurance assets	-	52,027	9,579	(26,180)	35,426
Other assets	329	30,271	39,026	(22,936)	46,690
Segregated funds net assets	-	178,421	136,753	(1,925)	313,249
Total assets	$43,370	$376,139	$402,042	$(118,680)	$702,871
Liabilities and equity
Insurance contract liabilities	$-	$147,401	$164,928	$(27,041)	$285,288
Investment contract liabilities	-	1,324	2,177	(4)	3,497
Other liabilities	524	30,131	40,939	(22,243)	49,351
Long-term debt	1,687	-	16	150	1,853
Capital instruments	-	1,209	7,185	(699)	7,695
Segregated funds net liabilities	-	178,421	136,753	(1,925)	313,249
Shareholders' equity	41,159	17,653	49,266	(66,919)	41,159
Participating policyholders' equity	-	-	187	-	187
Non-controlling interests	-	-	591	1	592
Total liabilities and equity	$43,370	$376,139	$402,042	$(118,680)	$702,871

Manulife Financial Corporation – Third Quarter 2016

Condensed Consolidating Statement of Income

For the three months ended September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,296	$5,901	$-	$7,197
Net investment income (loss)	162	1,493	3,061	(377)	4,339
Net other revenue	(1)	715	2,633	(426)	2,921
Total revenue	161	3,504	11,595	(803)	14,457
Contract benefits and expenses
Net benefits and claims	-	2,765	6,280	4	9,049
Commissions, investment and general expenses	(1)	911	3,274	(472)	3,712
Other expenses	80	66	571	(335)	382
Total contract benefits and expenses	79	3,742	10,125	(803)	13,143
Income (loss) before income taxes	82	(238)	1,470	-	1,314
Income tax (expense) recovery	(22)	155	(250)	-	(117)
Income (loss) after income taxes	60	(83)	1,220	-	1,197
Equity in net income (loss) of unconsolidated subsidiaries	1,057	(100)	(183)	(774)	-
Net income (loss)	$1,117	$(183)	$1,037	$(774)	$1,197
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$67	$-	$67
Participating policyholders	-	(12)	13	12	13
Shareholders	1,117	(171)	957	(786)	1,117
	$1,117	$(183)	$1,037	$(774)	$1,197

Condensed Consolidating Statement of Income
For the three months ended September 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income prior to Closed Block reinsurance	$-	$(1,188)	$7,415	$6	$6,233
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	(7,479)	(1,651)	1,134	(7,996)
Net premium income	-	(8,667)	5,764	1,140	(1,763)
Net investment income (loss)	250	4,940	1,533	(343)	6,380
Net other revenue	(55)	1,053	5,109	(3,620)	2,487
Total revenue	195	(2,674)	12,406	(2,823)	7,104
Contract benefits and expenses
Net benefits and claims	-	(3,406)	8,478	(2,562)	2,510
Commissions, investment and general expenses	1	756	2,990	(512)	3,235
Other expenses	40	67	13	251	371
Total contract benefits and expenses	41	(2,583)	11,481	(2,823)	6,116
Income (loss) before income taxes	154	(91)	925	-	988
Income tax (expense) recovery	(41)	339	(614)	-	(316)
Income (loss) after income taxes	113	248	311	-	672
Equity in net income (loss) of unconsolidated subsidiaries	509	(69)	179	(619)	-
Net income (loss)	$622	$179	$490	$(619)	$672
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$24	$-	$24
Participating policyholders	-	10	26	(10)	26
Shareholders	622	169	440	(609)	622
	$622	$179	$490	$(619)	$672

Manulife Financial Corporation – Third Quarter 2016

Condensed Consolidating Statement of Income
For the nine months ended September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$3,378	$17,253	$-	$20,631
Net investment income (loss)	264	12,947	15,342	(917)	27,636
Net other revenue	42	2,156	11,862	(5,516)	8,544
Total revenue	306	18,481	44,457	(6,433)	56,811
Contract benefits and expenses
Net benefits and claims	-	16,001	29,945	(4,390)	41,556
Commissions, investment and general expenses	-	2,481	9,525	(1,398)	10,608
Other expenses	179	(2)	1,501	(645)	1,033
Total contract benefits and expenses	179	18,480	40,971	(6,433)	53,197
Income (loss) before income taxes	127	1	3,486	-	3,614
Income tax (expense) recovery	60	127	(833)	-	(646)
Income (loss) after income taxes	187	128	2,653	-	2,968
Equity in net income (loss) of unconsolidated subsidiaries	2,679	87	215	(2,981)	-
Net income (loss)	$2,866	$215	$2,868	$(2,981)	$2,968
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$120	$-	$120
Participating policyholders	-	(49)	(18)	49	(18)
Shareholders	2,866	264	2,766	(3,030)	2,866
	$2,866	$215	$2,868	$(2,981)	$2,968
Condensed Consolidating Statement of Income

For the nine months ended September 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income prior to Closed Block reinsurance	$-	$1,576	$15,637	$-	$17,213
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	(7,479)	(1,651)	1,134	(7,996)
Net premium income	-	(5,903)	13,986	1,134	9,217
Net investment income (loss)	371	4,580	3,219	(750)	7,420
Net other revenue	(70)	2,037	9,334	(3,897)	7,404
Total revenue	301	714	26,539	(3,513)	24,041
Contract benefits and expenses
Net benefits and claims	-	(1,968)	14,894	(1,886)	11,040
Commissions, investment and general expenses	19	2,304	8,662	(1,579)	9,406
Other expenses	156	200	805	(48)	1,113
Total contract benefits and expenses	175	536	24,361	(3,513)	21,559
Income (loss) before income taxes	126	178	2,178	-	2,482
Income tax (expense) recovery	(38)	352	(718)	-	(404)
Income (loss) after income taxes	88	530	1,460	-	2,078
Equity in net income (loss) of unconsolidated subsidiaries	1,857	(85)	445	(2,217)	-
Net income (loss)	$1,945	$445	$1,905	$(2,217)	$2,078
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$76	$-	$76
Participating policyholders	-	-	57	-	57
Shareholders	1,945	445	1,772	(2,217)	1,945
	$1,945	$445	$1,905	$(2,217)	$2,078

Manulife Financial Corporation – Third Quarter 2016

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,866	$215	$2,868	$(2,981)	$2,968
Adjustments
Equity in net income of unconsolidated subsidiaries	(2,679)	(87)	(215)	2,981	-
Increase (decrease) in insurance contract liabilities	-	12,328	17,330	-	29,658
Increase (decrease) in investment contract liabilities	-	44	(56)	-	(12)
(Increase) decrease in reinsurance assets	-	(3,844)	3,098	-	(746)
Amortization of (premium) discount on invested assets	-	(5)	46	-	41
Other amortization	1	249	299	-	549
Net realized and unrealized (gains) losses and impairment on assets	(5)	(9,042)	(11,125)	-	(20,172)
Deferred income tax expense (recovery)	3	818	(478)	-	343
Stock option expense	-	2	14	-	16
Cash provided by operating activities before undernoted items	186	678	11,781	-	12,645
Dividends from unconsolidated subsidiary	-	104	-	(104)	-
Changes in policy related and operating receivables and payables	(225)	11	(222)	-	(436)
Cash provided by (used in) operating activities	(39)	793	11,559	(104)	12,209
Investing activities
Purchases and mortgage advances	-	(25,796)	(55,327)	-	(81,123)
Disposals and repayments	(29)	25,419	39,566	-	64,956
Changes in investment broker net receivables and payables	-	81	(50)	-	31
Investment in common shares of subsidiaries	(4,495)	-	-	4,495	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(103)	-	(103)
Capital contribution to unconsolidated subsidiaries	-	(350)	-	350	-
Return of capital from unconsolidated subsidiaries	-	1	-	(1)	-
Notes receivable from parent	-	-	(24,792)	24,792	-
Notes receivable from subsidiaries	(23,454)	(39)	-	23,493	-
Cash provided by (used in) by investing activities	(27,978)	(684)	(40,706)	53,129	(16,239)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	296	472	-	768
Issue of long-term debt, net	3,538	-	-	-	3,538
Redemption of long-term debt	-	-	(8)	-	(8)
Issue of capital instruments, net	479	-	-	-	479
Funds repaid, net	-	(1)	(18)	-	(19)
Secured borrowings from securitization transactions	-	-	722	-	722
Changes in deposits from Bank clients, net	-	-	198	-	198
Shareholders' dividends paid in cash	(1,193)	-	-	-	(1,193)
Dividends paid to parent	-	-	(104)	104	-
Contributions from (distributions to) non-controlling interests, net	-	-	14	-	14
Common shares issued, net	20	-	4,495	(4,495)	20
Preferred shares issued, net	417	-	-	-	417
Capital contributions by parent	-	-	350	(350)	-
Return of capital to parent	-	-	(1)	1	-
Notes payable to parent	-	-	23,493	(23,493)	-
Notes payable to subsidiaries	24,792	-	-	(24,792)	-
Cash provided by (used in) financing activities	28,053	295	29,613	(53,025)	4,936
Cash and short-term securities
Increase (decrease) during the period	36	404	466	-	906
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(260)	(132)	-	(394)
Balance, beginning of period	122	4,445	12,435	-	17,002
Balance, end of period	156	4,589	12,769	-	17,514
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	122	4,938	12,825	-	17,885
Net payments in transit, included in other liabilities	-	(493)	(390)	-	(883)
Net cash and short-term securities, beginning of period	122	4,445	12,435	-	17,002
End of period
Gross cash and short-term securities	156	4,982	13,041	-	18,179
Net payments in transit, included in other liabilities	-	(393)	(272)	-	(665)
Net cash and short-term securities, end of period	$156	$4,589	$12,769	$-	$17,514
Supplemental disclosures on cash flow information:
Interest received	$-	$3,452	$4,422	$(18)	$7,856
Interest paid	133	129	912	(524)	650
Income taxes paid	30	61	578	-	669

Manulife Financial Corporation – Third Quarter 2016

Consolidating Statement of Cash Flows

For the nine months ended September 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,945	$445	$1,905	$(2,217)	$2,078
Adjustments
Equity in net income of unconsolidated subsidiaries	(1,857)	85	(445)	2,217	-
Increase (decrease) in insurance contract liabilities	-	(2,308)	7,697	-	5,389
Increase (decrease) in investment contract liabilities	-	42	135	-	177
(Increase) decrease in reinsurance assets, excluding the impact of Closed Block reinsurance transaction	-	1,010	429	-	1,439
Amortization of (premium) discount on invested assets	-	1	71	-	72
Other amortization	2	78	359	-	439
Net realized and unrealized (gains) losses and impairment on assets	(188)	(1,151)	2,746	-	1,407
Deferred income tax expense (recovery)	2	(165)	32	-	(131)
Stock option expense	-	(1)	15	-	14
Cash provided by operating activities before undernoted items	(96)	(1,964)	12,944	-	10,884
Dividends from unconsolidated subsidiary	-	238	-	(238)	-
Cash decrease due to Closed Block reinsurance transaction	-	(1,336)	(687)	-	(2,023)
Changes in policy related and operating receivables and payables	(74)	1,185	(3,722)	-	(2,611)
Cash provided by (used in) operating activities	(170)	(1,877)	8,535	(238)	6,250
Investing activities
Purchases and mortgage advances	-	(22,987)	(34,801)	-	(57,788)
Disposals and repayments	179	24,285	29,533	-	53,997
Changes in investment broker net receivables and payables	-	124	190	-	314
Investment in common shares of subsidiaries	(2,265)	-	-	2,265	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(3,808)	-	(3,808)
Capital contribution to unconsolidated subsidiaries	-	(444)	-	444	-
Return of capital from unconsolidated subsidiaries	-	52	-	(52)	-
Notes receivable from parent	-	-	(9,103)	9,103	-
Notes receivable from subsidiaries	(5,411)	-	-	5,411	-
Cash provided by (used in) investing activities	(7,497)	1,030	(17,989)	17,171	(7,285)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	(269)	-	(269)
Redemption of long-term debt	(2,243)	-	-	-	(2,243)
Issue of capital instruments, net	-	-	1,094	-	1,094
Redemption of capital instruments	(350)	-	-	-	(350)
Funds repaid, net	-	(2)	(5)	-	(7)
Secured borrowings from securitization transactions	-	-	275	-	275
Changes in deposits from Bank clients, net	-	-	(233)	-	(233)
Shareholders' dividends paid in cash	(1,063)	-	-	-	(1,063)
Dividends paid to parent	-	-	(238)	238	-
Contributions from (distributions to) non-controlling interests, net	-	-	38	-	38
Common shares issued, net	28	-	2,265	(2,265)	28
Gain (loss) on intercompany transaction	-	14	(14)	-	-
Capital contributions by parent	-	-	444	(444)	-
Return of capital to parent	-	-	(52)	52	-
Notes payable to parent	-	-	5,411	(5,411)	-
Notes payable to subsidiaries	9,103	-	-	(9,103)	-
Cash provided by (used in) financing activities	5,475	12	8,716	(16,933)	(2,730)
Cash and short-term securities
Increase (decrease) during the period	(2,192)	(835)	(738)	-	(3,765)
Effect of foreign exchange rate changes on cash and short-term securities	3	850	802	-	1,655
Balance, beginning of period	2,260	5,918	12,259	-	20,437
Balance, end of period	71	5,933	12,323	-	18,327
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	2,260	6,311	12,508	-	21,079
Net payments in transit, included in other liabilities	-	(393)	(249)	-	(642)
Net cash and short-term securities, beginning of period	2,260	5,918	12,259	-	20,437
End of period
Gross cash and short-term securities	71	6,208	12,726	-	19,005
Net payments in transit, included in other liabilities	-	(275)	(403)	-	(678)
Net cash and short-term securities, end of period	$71	$5,933	$12,323	$-	$18,327
Supplemental disclosures on cash flow information:
Interest received	$17	$3,440	$3,963	$(14)	$7,406
Interest paid	182	95	857	(324)	810
Income taxes paid	-	9	458	-	467

Manulife Financial Corporation – Third Quarter 2016

Note 15	Comparatives

Certain comparative amounts have been reclassified to conform with the current period's presentation.

Manulife Financial Corporation – Third Quarter 2016

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 30170
 College Station, TX 77842-3170
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 892-9362 or 632 892-7566
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2016, Manulife had total capital of C$51.8 billion, including C$42.4 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency Standard & Poor’s	Rating AA-	Rank (4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	AA (low)	(4th of 22 ratings)
A.M. Best	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2016, there were 1,973 million common shares outstanding.
July 1 – September 30, 2016	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 18.84	$ 14.49	$ 111.00	P 640
Low	$ 16.53	$ 12.69	$ 101.80	P 520
Close	$ 18.51	$ 14.11	$ 107.20	P 640
Average Daily Volume (000)	3,729	2,147	51	0.20

Manulife Financial Corporation – Third Quarter 2016

Consent to receive documents electronically

Electronic documents available from Manulife

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:
· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

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Manulife Financial Corporation – Third Quarter 2016